      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 2002

                                                      REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               INITIAL FILING TO
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                    TRUSTS REGISTERED ON FORM N-8B-2    /X/
                            ------------------------

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                       FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)
                            ------------------------

                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
                    (Address of Principal Executive Office)

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    TITLE OF SECURITIES BEING REGISTERED: NONPARTICIPATING FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       FARM BUREAU LIFE VARIABLE ACCOUNT

        NONPARTICIPATING FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
    ------------------------------------------------------------------------

                                   PROSPECTUS

                                 [     ], 2002

Farm Bureau Life Insurance Company is offering a nonparticipating flexible premium variable life insurance policy (the "Policy") described in this Prospectus. Farm Bureau ("we," "us" or "our") designed the Policy: (1) to provide insurance protection to age 115; and (2) to permit the purchaser of a Policy ("you" or "your") to vary premium payments and adjust the death proceeds payable under the Policy.

While the Policy is in force, we will pay:

    -  death proceeds upon the Insured's death, and

    - a Net Surrender Value or Net Accumulated Value upon complete surrender or partial withdrawal of the Policy.

You may allocate Net Premiums under a Policy to one or more of the Subaccounts of Farm Bureau Life Variable Account (the "Variable Account"). Death proceeds may, and Accumulated Value will, vary with the investment performance of the Variable Account. Each Subaccount invests exclusively in shares of the Investment Options listed below. Current prospectuses that describe the investment objectives and risks of each investment option must accompany or precede this Prospectus.

American Century
  VP Ultra Fund
  VP Vista Fund
Dreyfus Variable Investment Fund
  VIF Appreciation Portfolio
  VIF Disciplined Stock Portfolio
  VIF Growth and Income Portfolio
  VIF International Equity Portfolio
  VIF Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund, Inc.
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio
  High Grade Bond Portfolio
  Managed Portfolio
  Money Market Portfolio
  Strategic Yield Portfolio
  Value Growth Portfolio
Fidelity Variable Insurance Products
 Funds
  VIP Contrafund-Registered Trademark- Portfolio--Initial Class
  VIP Growth Portfolio--Initial Class
  VIP Growth & Income Portfolio--Initial Class
  VIP High Income Portfolio--Service Class 2
  VIP Index 500 Portfolio--Initial Class
  VIP Mid Cap Portfolio--Service Class 2
  VIP Overseas Portfolio--Initial Class
Franklin Templeton Variable Insurance
 Products Trust
  Franklin Small Cap Fund--Class 2
  Franklin Small Cap Value Securities
   Fund (formerly Franklin Value
   Securities Fund)--Class 2
  Franklin U.S. Government Fund--Class 2
  Mutual Shares Securities Fund--Class 2
  Templeton Growth Securities Fund--Class 2
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio
  JPMorgan Small Company Portfolio
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio
  Russell 2000 Small Cap Index
   Portfolio
  S&P MidCap 400 Index Portfolio
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio
  Mid-Cap Growth Portfolio
  New America Growth Portfolio
  Personal Strategy Balanced Portfolio
T. Rowe Price International Series, Inc.

  International Stock Portfolio

You may also allocate Net Premiums to the Declared Interest Option, which is supported by our General Account. We credit amounts allocated to the Declared Interest Option with at least a 4% annual interest rate.

Please note that the Policies and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested.

We do not guarantee the amount and/or duration of insurance coverage under the Policy. Please carefully consider replacing any existing insurance with the Policy or using the proceeds from any existing insurance to purchase the Policy. Farm Bureau does not claim that investing in the Policy is similar or comparable to investing in a mutual fund.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Please read this Prospectus carefully and retain it for future reference.

                                   Issued By:
                       Farm Bureau Life Insurance Company
                             5400 University Avenue
                          West Des Moines, Iowa 50266
                                 (800) 247-4170

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                  PAGE
                                                              ------------
DEFINITIONS.................................................            3
SUMMARY OF THE POLICY.......................................            5
FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE
  ACCOUNT...................................................           10
      Farm Bureau Life Insurance Company....................           10
      Iowa Farm Bureau Federation...........................           11
      IMSA..................................................           11
      The Variable Account..................................           11
      Investment Options....................................           11
      Addition, Deletion or Substitution of Investments.....           18
THE POLICY..................................................           19
      Purchasing the Policy.................................           19
      Premiums..............................................           19
      Examination of Policy (Cancellation Privilege)........           22
      Policy Lapse and Reinstatement........................           22
      Special Transfer Privilege............................           23
POLICY BENEFITS.............................................           23
      Accumulated Value Benefits............................           23
      Transfers.............................................           26
      Loan Benefits.........................................           27
      Death Proceeds........................................           29
      Accelerated Payments of Death Proceeds................           32
      Benefits at Maturity..................................           33
      Payment Options.......................................           33
CHARGES AND DEDUCTIONS......................................           34
      Premium Expense Charge................................           34
      Monthly Deduction.....................................           34
      Transfer Charge.......................................           36
      Partial Withdrawal Fee................................           37
      Surrender Charge......................................           37
      Variable Account Charges..............................           37
THE DECLARED INTEREST OPTION................................           38
      General Description...................................           38
      Declared Interest Option Accumulated Value............           38
      Transfers, Partial Withdrawals, Surrenders and Policy
        Loans...............................................           39
GENERAL PROVISIONS..........................................           39
      The Contract..........................................           39
      Incontestability......................................           39
      Change of Provisions..................................           39
      Misstatement of Age or Sex............................           40
      Suicide Exclusion.....................................           40
      Annual Report.........................................           40
      Nonparticipation......................................           40
      Ownership of Assets...................................           40
      Written Notice........................................           40
      Postponement of Payments..............................           40
      Continuance of Insurance..............................           41
      Ownership.............................................           41
      The Beneficiary.......................................           42
      Changing the Policyowner or Beneficiary...............           42

                                                                  PAGE
                                                              ------------
      Additional Insurance Benefits.........................           42
DISTRIBUTION OF THE POLICIES................................           43
FEDERAL TAX MATTERS.........................................           44
      Introduction..........................................           44
      Tax Status of the Policy..............................           44
      Tax Treatment of Policy Benefits......................           44
      Possible Tax Law Changes..............................           46
      Taxation of the Company...............................           46
      Employment-Related Benefit Plans......................           47
ADDITIONAL INFORMATION......................................           47
FINANCIAL STATEMENTS........................................           53
ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES......   Appendix A
DEATH BENEFIT OPTIONS.......................................   Appendix B
MAXIMUM SURRENDER CHARGES...................................   Appendix C

                   The Policy is not available in all States.

This Prospectus constitutes an offering only in those jurisdictions where such offering may lawfully be made.

Farm Bureau has not authorized any dealer, salesman or other person to give any information or make any representations in connection with this offering other than those contained in this Prospectus. Do not rely on any such other information or representations.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCUMULATED VALUE: The total amount invested under the Policy. It is the sum of the values of the Policy in each subaccount of the Variable Account, the value of the Policy in the Declared Interest Option and any outstanding Policy Debt.

ATTAINED AGE: The Insured's age on his or her last birthday on the Policy Date plus the number of Policy Years since the Policy Date.

BENEFICIARY: The person or entity the Policyowner named in the application, or by later designation, to receive the death proceeds upon the Insured's death.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund. Assets are valued at the close of each Business Day (3:00 p.m. central time).

COMPANY, WE, US, OUR: Farm Bureau Life Insurance Company.

CORRIDOR DEATH BENEFIT: The Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy.

DECLARED INTEREST OPTION: A part of the Company's General Account. Policyowners may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. The Company credits Accumulated Value in the Declared Interest Option with interest at an annual rate guaranteed to be at least 4%.

DELIVERY DATE: The date when the Company issues the Policy and mails it to the Policyowner.

DUE PROOF OF DEATH: Proof of death that is satisfactory to the Company. Such proof may consist of the following:

    (a) A certified copy of the death certificate;

    (b) A certified copy of a court decree reciting a finding of death; or

    (c) Any other proof satisfactory to the Company.

FUND: An open-end, diversified management investment company or unit investment trust in which the Variable Account invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Variable Account or any other separate account.

GRACE PERIOD: The 61-day period beginning on the date we send notice to the Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.

HOME OFFICE: The Company's principal office at 5400 University Avenue, West Des Moines, Iowa 50266.

INSURED: The person upon whose life the Company issues a Policy.

INVESTMENT OPTION: A Fund, or a separate investment portfolio of a Fund.

MATURITY DATE: The Insured's Attained Age 115. It is the date when the Policy terminates and the Policy's Accumulated Value less Policy Debt becomes payable to the Policyowner or the Policyowner's estate.

MONTHLY DEDUCTION DAY: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")

NET ACCUMULATED VALUE: The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.

NET ASSET VALUE: The total current value of each Subaccount's securities, cash, receivables and other assets less liabilities.

NET PREMIUM: The amount of premium remaining after we deduct the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge").

NET SURRENDER VALUE: The Surrender Value minus any Policy Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE: A fee we assess at the time of any partial withdrawal equal to the lesser of $25 or 2% of the amount withdrawn.

POLICY: The nonparticipating flexible premium variable life insurance policy we offer and describe in this Prospectus, which term includes the Policy described in this Prospectus, the Policy application, any supplemental applications and any endorsements or additional benefit riders or agreements.

POLICY ANNIVERSARY: The same date in each year as the Policy Date.

POLICY DATE: The date set forth on the Policy data page which we use to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy. (See "THE POLICY--Purchasing the Policy.")

POLICY DEBT: The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.

POLICY LOAN: An amount the Policyowner borrows from the Company using the Policy as the sole security.

POLICY MONTH: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

POLICYOWNER, YOU, YOUR: The person who owns a Policy. The Policyowner is named in the application.

POLICY YEAR: A twelve-month period that starts on the Policy Date or on a Policy Anniversary.

SPECIFIED AMOUNT: The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.

SUBACCOUNT: A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.

SURRENDER CHARGE: A charge we assess at the time of any surrender during the first six Policy Years and for six years following an increase in Specified Amount.

SURRENDER VALUE: The Accumulated Value minus the Surrender Charge.

THRESHOLD PREMIUM: A premium amount specified by the Company. We use this amount to calculate the premium expense charge. We also use the Threshold Premium to calculate registered representatives' compensation.

UNIT VALUE: The value determined by dividing each Subaccount's Net Asset Value by the number of units outstanding at the time of calculation.

VALUATION PERIOD: The period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

VARIABLE ACCOUNT: Farm Bureau Life Variable Account, a separate investment account the Company established to receive and invest the Net Premiums paid under the Policies.

--------------------------------------------------------------------------------

SUMMARY OF THE POLICY
--------------------------------------------------------------------------------

    The following is a summary of the Policy's features. Please read the entire Prospectus and the Policy for more detailed information. Unless otherwise indicated, the description of the Policy contained in this Prospectus assumes that the Policy is in force and that there is no outstanding Policy Debt.

THE POLICY

    - The Policy is a nonparticipating flexible premium variable life insurance policy providing for:

         -   death proceeds payable to the Beneficiary upon the Insured's death,

         -   the accumulation of Accumulated Value,

         -   withdrawal and surrender options, and

         -   loan privileges.

    - We normally issue standard-rated Policies for a minimum Specified Amount of $50,000, and preferred-rated Policies for a minimum Specified Amount of $100,000 but we may issue such Policies for lower Specified Amounts.

    - You have flexibility in determining the frequency and amount of premiums. (See "THE POLICY--Premiums.")

    - We do not guarantee the amount and/or duration of the life insurance coverage.

    - Accumulated Value may increase or decrease, depending upon the investment performance of the assets supporting the Policy. You bear the investment risk of any depreciation of, and reap the benefit of any appreciation in, the value of the underlying assets.

    - If the Insured is alive and the Policy is in force on the Maturity Date, we will pay you the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt.

    - You may examine and cancel the Policy by returning it to us before midnight of the 30th day after you received it. We will refund you the greater of:

         -   premiums paid, or

         - the Accumulated Value on the Business Day we receive the Policy plus any charges we deducted. (See "THE POLICY--Examination of Policy (Cancellation Privilege).")

    - See "DISTRIBUTION OF THE POLICIES" for information on compensation of persons selling the Policies.

THE VARIABLE ACCOUNT

    - The Variable Account has 36 Subaccounts, each of which invests exclusively in one of the Investment Options offered by the Funds (see "FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT--Investment Options").

    - You may instruct us to allocate Net Premiums and transfer Accumulated Values to any of the Subaccounts.

    -   We will allocate your initial Net Premium to the Declared Interest
        Option.

    - We will automatically allocate, without charge, your Accumulated Value in the Declared Interest Option according to your allocation instructions upon the earlier of:

         (1) the date we receive, at our Home Office, a signed notice that you have received the Policy, or

         (2)  25 days after the Delivery Date.

    - If we receive Net Premiums before the earlier of (1) or (2) above, we will allocate those monies to the Declared Interest Option.

    - We will allocate Net Premiums received after the earlier of (1) or (2) above according to your allocation instructions.

THE DECLARED INTEREST OPTION

    - You may allocate or transfer all or a portion of the Accumulated Value to the Declared Interest Option, which guarantees a specified minimum rate of return (at least 4% annually). (See "THE DECLARED INTEREST OPTION.")

PREMIUMS

    -   You choose when to pay and how much to pay.

    - You must pay an initial premium that, when reduced by the premium expense charge, is enough to pay the first monthly deduction.

    - We deduct a premium expense charge from each payment. (See "CHARGES and DEDUCTIONS--Premium Expense Charge.")

POLICY BENEFITS

ACCUMULATED VALUE BENEFITS (SEE "POLICY BENEFITS--ACCUMULATED VALUE BENEFITS.")

    - Your Policy provides for an Accumulated Value. A Policy's Accumulated Value varies to reflect:

         -   the amount and frequency of premium payments,

         -   the investment performance of the Subaccounts,

         -   interest earned on Accumulated Value in the Declared Interest
             Option,

         -   Policy Loans,

         -   partial withdrawals and

         -   charges we assess under the Policy.

    -   You may fully surrender your Policy and receive the Net Surrender Value.

    - You may obtain a partial withdrawal of your Net Accumulated Value (minimum $500) at any time before the Maturity Date.

    - A partial withdrawal or surrender may have federal income tax consequences. (See "FEDERAL TAX MATTERS".)

TRANSFERS (SEE "POLICY BENEFITS--TRANSFERS.")

    - You may transfer amounts (minimum $100) among the Subaccounts an unlimited number of times in a Policy Year.

    - You may make one transfer per Policy Year between the Subaccounts and the Declared Interest Option.

    - The Company waives the transfer charge for the first twelve transfers during a Policy Year. We may assess a $10 charge for the thirteenth and each subsequent transfer in that Policy Year. The Company reserves the right to increase the transfer charge.

    - We do not consider certain transfers for purposes of the twelve free transfer limit. (See "THE POLICY--Special Transfer Privilege"; and "THE POLICY--Premiums--Allocating Net Premiums.")

LOANS (SEE "POLICY BENEFITS--LOAN BENEFITS.")

    - You may borrow up to 90% of the Policy's Net Surrender Value. (Certain states may permit you to borrow up to 100% of the Policy's Net Surrender Value.)

    - We charge you a maximum annual interest rate equal to the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Services, Inc. (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%.

    - We secure your loan by segregating in the Declared Interest Option an amount equal to the Policy Loan.

    - Policy Loans may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

DEATH PROCEEDS (SEE "POLICY BENEFITS--DEATH PROCEEDS.")

    -   The Policy contains two death benefit options:

         - Increasing Death Benefit Option--the death benefit is the greater of the sum of the Specified Amount and the Policy's Accumulated Value, or the Corridor Death Benefit.

         - Level Death Benefit Option--the death benefit is the greater of the Specified Amount, or the Corridor Death Benefit.

    - Under either death benefit option, so long as the Policy remains in force, the death benefit will not be less than the Specified Amount of the Policy on the date of death.

    - To determine the death proceeds, we reduce the death benefit by any outstanding Policy Debt and increase the death benefit by any unearned loan interest, any premiums paid after the date of death and any interest credited from the date of death to the date of payment. We may pay the proceeds in a lump sum or in accordance with a payment option.

    -   You may change the Specified Amount or the death benefit option.

CHARGES (SEE "CHARGES AND DEDUCTIONS")

PREMIUM EXPENSE CHARGE

    - We deduct a premium expense charge equal to a maximum of 7% of each premium up to the Threshold Premium and 2% of each Premium in excess of the Threshold Premium. The remaining amount is the Net Premium.

ACCUMULATED VALUE CHARGES

    - Each month, we make a monthly deduction (that varies from month to month) equal to the sum of:

         -   a cost of insurance charge,

         -   the cost of any additional insurance benefits added by rider, and

         -   a $5 policy expense charge.

    - During the first 12 Policy Months and during the 12 Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a monthly administrative charge of $0.05 per $1,000 of Specified Amount or Specified Amount increase.

    - We also apply a $5 first-year monthly expense charge during the first 12 Policy Months.

    - Upon partial withdrawal from a Policy, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn.

    - Upon surrender of a Policy during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount, we apply a charge per $1,000 of Specified Amount which varies by age, sex, underwriting class and Policy Year (see "APPENDIX C--

        Maximum Surrender Charges"). The maximum Surrender Charge for any Policy is $34.49 per $1,000 of Specified Amount.

    - We waive the transfer charge for the first twelve transfers during a Policy Year, but may deduct a $10 charge for the thirteenth and each subsequent transfer in that Policy Year. The Company reserves the right to increase the transfer charge.

CHARGES AGAINST THE VARIABLE ACCOUNT

    - We deduct a daily mortality and expense risk charge from the average daily net assets of each Subaccount. The charge equals an effective annual rate of .90%.

    - We may assess a charge against the Variable Account for federal income taxes that may be attributable to the Variable Account.

    - Because the Variable Account purchases shares of the Investment Options, the value of the average net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The following table indicates the Investment Options' fees and expenses (after waivers or reimbursements) for the year ended December 31, 2001. Current and future expenses may be higher or lower than those shown.

                                                                                 TOTAL EXPENSES
                                              ADVISORY    OTHER      12B-1     (AFTER FEE WAIVERS
INVESTMENT OPTION                               FEE      EXPENSES     FEE      AND REIMBURSEMENTS)
American Century
  VP Ultra Fund                                1.00%      0.00%      0.00%            1.00%(1)(2)
  VP Vista Fund                                1.00%      0.00%      0.00%            1.00%(1)
Dreyfus
  VIF Appreciation Portfolio--Initial Share
  Class                                        0.75%      0.03%      0.00%            0.78%
  VIF Disciplined Stock Portfolio--Initial
  Share Class                                  0.75%      0.06%      0.00%            0.81%
  VIF Growth and Income Portfolio--Initial
  Share Class                                  0.75%      0.04%      0.00%            0.79%
  VIF International Equity
  Portfolio--Initial Share Class               0.75%      0.33%      0.00%            1.08%
  VIF Small Cap Portfolio--Initial Share
  Class                                        0.75%      0.04%      0.00%            0.79%
  Dreyfus Socially Responsible Growth Fund,
  Inc.--Service Share Class                    0.75%      0.09%      0.25%            1.09%
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                          0.20%      0.08%      0.00%            0.28%
  High Grade Bond Portfolio                    0.30%      0.15%      0.00%            0.45%
  Managed Portfolio                            0.45%      0.11%      0.00%            0.56%
  Money Market Portfolio                       0.25%      0.25%      0.00%            0.50%
  Strategic Yield Portfolio(3)                 0.45%      0.14%      0.00%            0.59%
  Value Growth Portfolio                       0.45%      0.12%      0.00%            0.57%

                                                                                 TOTAL EXPENSES
                                              ADVISORY    OTHER      12B-1     (AFTER FEE WAIVERS
INVESTMENT OPTION                               FEE      EXPENSES     FEE      AND REIMBURSEMENTS)
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio -- Initial Class    0.58%      0.10%      0.00%            0.68%(4)
  VIP Growth Portfolio -- Initial Class        0.58%      0.10%      0.00%            0.68%(4)
  VIP Growth & Income Portfolio -- Initial
  Class                                        0.48%      0.10%      0.00%            0.58%(4)
  VIP High Income Portfolio -- Service
  Class 2                                      0.58%      0.15%      0.25%            0.98%
  VIP Index 500 Portfolio -- Initial Class     0.24%      0.04%      0.00%            0.28%(5)
  VIP Mid Cap Portfolio -- Service Class 2     0.58%      0.11%      0.25%            0.94%
  VIP Overseas Portfolio -- Initial Class      0.73%      0.19%      0.00%            0.92%(4)
Franklin Templeton
  Franklin Small Cap Fund--Class 2             0.45%      0.31%      0.25%            1.01%(6)(7)
  Franklin Small Cap Value Securities Fund--
  Class 2                                      0.57%      0.20%      0.25%            1.02%(6)(7)
  Franklin U.S. Government Fund--Class 2       0.51%      0.02%      0.25%            0.78%(7)(8)
  Mutual Shares Securities Fund--Class 2       0.60%      0.19%      0.25%            1.04%(7)
  Templeton Growth Securities Fund--Class 2    0.80%      0.05%      0.25%            1.10%(7)(8)
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio             0.70%      0.30%      0.00%            1.00%(9)(10)
  JPMorgan Small Company Portfolio             0.60%      0.55%      0.00%            1.15%
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                   0.35%      0.30%      0.00%            0.65%(11)
  Russell 2000 Small Cap Index Portfolio       0.35%      0.40%      0.00%            0.75%(11)
  S&P MidCap 400 Index Portfolio               0.30%      0.30%      0.00%            0.60%(11)
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                      0.85%      0.00%      0.00%            0.85%(12)
  Mid-Cap Growth Portfolio                     0.85%      0.00%      0.00%            0.85%(12)
  New America Growth Portfolio                 0.85%      0.00%      0.00%            0.85%(12)
  Personal Strategy Balanced Portfolio         0.90%      0.00%      0.00%            0.90%(12)
T. Rowe Price International Series, Inc.
  International Stock Portfolio                1.05%      0.00%      0.00%            1.05%(12)

(1) The Fund's inception date was May 1, 2001; therefore, the expense information shown is annualized. The manager provides the Fund with investment advisory and management services in exchange for a single, unified management fee. The agreement provides that all expenses of the Fund, except broker commissions, taxes, interest, fees and expenses of non-interested directors and extraordinary expenses will be paid by the manager.

(2) The Fund has a "stepped" fee schedule. As a result, the Fund's management fee rate decreases as the Fund's assets increase.

(3) Effective May 1, 2002, the High Yield Bond Portfolio changed its name to Strategic Yield Portfolio.

(4) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. See the accompanying Fund prospectus for details.

(5) The Fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed 0.28%. Absent this reimbursement, the total annual class operating expenses were 0.35%. This arrangement may be discontinued by the Fund's manager at any time.

(6) For the Franklin Small Cap and Franklin Small Cap Value Securities Funds, the manager had agreed in advance to make estimated reductions of 0.08% and 0.03%, respectively, of their fees to reflect reduced services resulting from the Funds' investment in a Franklin Templeton money fund. These reductions are required by the Funds' Board of Trustees and an order of the Securities and Exchange Commission. Absent these reductions, the total Investment Option operating expenses presented in the preceding table would have been 1.09% and 1.05%, respectively.

(7) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(8) The Fund administration fee is paid indirectly through the management fee.

(9) The Fund's inception date was September 28, 2001; therefore, the expense information shown is based on annualized expenses for fiscal year 2001.

(10) JPMorgan Chase Bank, an affiliate of J.P. Morgan, has voluntarily agreed to reimburse certain expenses if they exceed a certain level. Absent this reimbursement, the total annual operating expenses would have been 10.62%.

(11) Total expenses in excess of 0.65% for the NASDAQ-100 Index Portfolio, in excess of 0.75% for the Russell 2000 Small Cap Index Portfolio and in excess of 0.60% for the S&P MidCap 400 Index Portfolio are paid by the Fund's adviser.

(12) Total annual investment option expenses are an all-inclusive fee and pay for investment management services and ordinary, recurring operating costs.

TAX TREATMENT (SEE "FEDERAL TAX MATTERS")

    - If we issue a Policy on the basis of a standard premium class, we believe that the Policy should qualify as a life insurance contract for federal income tax purposes.

    - If we issue a Policy on a substandard basis, it is not clear whether or not the Policy would qualify as a life insurance contract for federal income tax purposes.

    - If a Policy qualifies as a life insurance contract for federal income tax purposes, the Accumulated Value under a Policy should be subject to the same federal income tax treatment as accumulated value under a conventional fixed-benefit Policy--the Policyowner is generally not deemed to be in constructive receipt of Accumulated Values under a Policy until there is a distribution from the Policy.

    - If a Policy qualifies as a life insurance contract for federal income tax purposes, the death proceeds payable generally should be excludable from the gross income of the Beneficiary.

--------------------------------------------------------------------------------

FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------

FARM BUREAU LIFE INSURANCE COMPANY

    Farm Bureau Life Insurance Company is a stock life insurance company which was incorporated in the State of Iowa on October 30, 1944. At December 31, 2001, Iowa Farm Bureau Federation owned 57.08% of the outstanding voting shares of FBL Financial Group, Inc., which owns 100% of our outstanding voting shares.

    Our principal business is offering life insurance policies and annuity contracts. Our principal offices are at 5400 University Avenue, West Des Moines, Iowa 50266. We are admitted to do business in 18 states--Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Utah, Washington, Wisconsin and Wyoming.
--------------------------------------------------------------------------------

IOWA FARM BUREAU FEDERATION

    Iowa Farm Bureau Federation is an Iowa not-for-profit corporation located at 5400 University Avenue, West Des Moines, Iowa 50266, the members of which are county Farm Bureau organizations and their individual members. Through various divisions and subsidiaries, Iowa Farm Bureau Federation engages in the formulation, analysis and promotion of programs designed to foster the educational, social and economic advancement of its members.
--------------------------------------------------------------------------------

IMSA

    The Company is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, the Company may use the IMSA logo and language in advertisements.
--------------------------------------------------------------------------------

THE VARIABLE ACCOUNT

    We established the Variable Account as a separate account on March 3, 1987. The Variable Account receives and invests the Net Premiums under the Policy, and may receive and invest net premiums for any other variable life insurance policies we issue.

    The Variable Account's assets are our property, and they are available to cover our general liabilities only to the extent that the Variable Account's assets exceed its liabilities arising under the Policies and any other policies it supports. The portion of the Variable Account's assets attributable to the Policies generally are not chargeable with liabilities arising out of any other business that we may conduct. We may transfer to the General Account any Variable Account assets which are in excess of such reserves and other Policy liabilities.

    The Variable Account currently has 36 Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.

    We registered the Variable Account as a unit investment trust under the Investment Company Act of 1940. The Variable Account meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission does not mean that the Commission supervises the management or investment practices or policies of the Variable Account or the Company. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    The Variable Account invests in shares of the Investment Options described below. Each of these Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in up to sixteen Investment Options at any one time, including the Declared Interest Option, each premium payment you submit may be directed to a maximum of 10 Investment Options, including the Declared Interest Option.

    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.

    The paragraphs below summarize each Investment Option's investment objectives and policies. There is no assurance that any Investment Option will achieve its stated objectives. Please refer to the prospectus for each Investment Option for more detailed information, including a description of risks, for each Investment Option. The Investment Option prospectuses must accompany or precede this Prospectus and you should read them carefully and retain them for future reference.

AMERICAN CENTURY. American Century Investment Management, Inc. is the investment adviser to the Funds.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
VP Ultra Fund                          -  This Fund seeks long-term capital growth. The Fund
                                          pursues this objective by investing in common stocks of
                                          large companies with earnings and revenue that are not
                                          only growing, but growing at a successively faster, or
                                          accelerating pace.
VP Vista Fund                          -  This Fund seeks long-term capital growth. The Fund
                                          pursues this objective by investing in common stocks of
                                          medium-sized and smaller companies which will increase in
                                          value over time.

DREYFUS. The Dreyfus Corporation serves as the investment adviser to the Funds. Fayez Sarofim and Co. serves as the investment sub-adviser to the Dreyfus Variable Investment Fund: Appreciation Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Dreyfus Variable Investment Fund:      -  This Portfolio primarily seeks long-term capital growth,
Appreciation Portfolio--Initial Share     consistent with the preservation of capital; current
Class                                     income is a secondary investment objective. The Portfolio
                                          invests primarily in the common stocks focusing on blue
                                          chip companies with total market values of more than
                                          $5 billion at the time of purchase.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide investment returns
Disciplined Stock Portfolio--Initial      (consisting of capital appreciation and income) that are
Share Class                               greater than the total return of stocks, as represented
                                          by the Standard & Poor's 500 Composite Stock Price Index.
                                          The Portfolio invests at least 80% of its assets in
                                          stock.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide long-term capital growth,
Growth and Income Portfolio--Initial      current income and growth of income, consistent with
Share Class                               reasonable investment risk by investing primarily in
                                          stocks, bonds and money market instruments of domestic
                                          and foreign issuers.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks capital growth by investing at least
International Equity                      80% of its assets in stocks and primarily in stocks of
Portfolio--Initial Share Class            foreign companies located in developed countries.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Dreyfus Variable Investment Fund:      -  This Portfolio seeks maximum capital appreciation by
Small Cap Portfolio--Initial Share        investing at least 80% of its assets in small cap
Class                                     companies. Small cap companies are defined as those with
                                          total market values of less than $2 billion at the time
                                          of purchase. The Portfolio will be particularly alert to
                                          companies considered by the adviser to be emerging
                                          smaller-sized companies which are believed to be
                                          characterized by new or innovative products, services or
                                          processes which should enhance prospects for growth in
                                          future earnings.
Dreyfus Socially Responsible Growth    -  This Fund seeks to provide capital growth; current income
Fund, Inc.--Service Share Class           is a secondary goal. This Fund invests at least 80% of
                                          its assets in the common stocks of companies that meet
                                          traditional investment standards and conduct their
                                          business in a manner that contributes to the enhancement
                                          of the quality of life in America.

EQUITRUST VARIABLE INSURANCE SERIES FUND. EquiTrust Investment Management Services, Inc. is the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Blue Chip Portfolio                    -  This Portfolio seeks growth of capital and income. The
                                          Portfolio pursues this objective by investing at least
                                          80% of its net assets in equity securities of
                                          well-capitalized, established companies.
High Grade Bond Portfolio              -  This Portfolio seeks as high a level of current income as is consistent with an investment in a diversified
                                          portfolio of high grade income-bearing debt securities.
                                          The Portfolio will pursue this objective by investing at
                                          least 80% of its net assets in debt securities rated AAA,
                                          AA or A by Standard & Poor's or Aaa, Aa or A by Moody's
                                          Investors Service, Inc. and in securities issued or
                                          guaranteed by the United States government or its
                                          agencies or instrumentalities.
Managed Portfolio                      -  This Portfolio seeks the highest level of total return
                                          through income and capital appreciation. The Portfolio
                                          pursues this objective through a fully managed investment
                                          policy consisting of investment in the following three
                                          market sectors: (i) common stocks and other equity
                                          securities; (ii) high grade debt securities and preferred
                                          stocks of the type in which the High Grade Bond Portfolio
                                          may invest; and (iii) money market instruments of the
                                          type in which the Money Market Portfolio may invest.
Money Market Portfolio                 -  This Portfolio seeks maximum current income consistent
                                          with liquidity and stability of principal. The Portfolio
                                          will pursue this objective by investing in high quality
                                          short-term money market instruments. AN INVESTMENT IN THE
                                          MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED
                                          BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                                          GOVERNMENT AGENCY. THERE CAN BE NO ASSURANCE THAT THE
                                          PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET
                                          VALUE OF $1.00 PER SHARE. DURING EXTENDED PERIODS OF LOW
                                          INTEREST RATES, THE YIELD OF A MONEY MARKET SUBACCOUNT
                                          MAY ALSO BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Strategic Yield Portfolio              -  This Portfolio seeks as a primary objective, as high a
                                          level of current income as is consistent with investment
                                          in a diversified portfolio of lower-rated,
                                          higher-yielding income-bearing securities. As a secondary
                                          objective, the Portfolio seeks capital appreciation when
                                          consistent with its primary objective. The Portfolio
                                          pursues these objectives by investing primarily in
                                          fixed-income securities rated Baa or lower by Moody's
                                          Investors Service, Inc. and/or BBB or lower by
                                          Standard & Poor's, or in unrated securities of comparable
                                          quality (i.e., junk bonds). AN INVESTMENT IN THIS
                                          PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL
                                          RISK. (See the Fund prospectus "HIGHER RISK SECURITIES
                                          AND INVESTMENT STRATEGIES--Lower-Rated Debt Securities.")
Value Growth Portfolio                 -  This Portfolio seeks long-term capital appreciation. The
                                          Portfolio pursues this objective by investing primarily
                                          in equity securities of companies that the investment
                                          adviser believes have a potential to earn a high return
                                          on capital and/or in equity securities that the
                                          investment adviser believes are undervalued by the
                                          marketplace. Such equity securities may include common
                                          stock, preferred stock and securities convertible or
                                          exchangeable into common stock.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Portfolios. Bankers Trust Company serves as investment sub-adviser to the Index 500 Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Fidelity VIP Contrafund Portfolio      -  This Portfolio seeks capital appreciation by investing in securities of companies whose value the adviser believes
                                          is not fully recognized by the public. The Portfolio
                                          normally invests primarily in common stocks and
                                          securities convertible into common stock, but it has the
                                          flexibility to invest in other types of securities.
Fidelity VIP Growth Portfolio          -  This Portfolio seeks capital appreciation by investing
                                          primarily in common stocks. The Portfolio, however, is
                                          not restricted to any one type of security and may pursue
                                          capital appreciation through the purchase of bonds and
                                          preferred stocks. The Portfolio does not place any
                                          emphasis on dividend income from its investments, except
                                          when the adviser believes this income will have a
                                          favorable influence on the market value of the security.
                                          Growth may be measured by factors such as earnings or
                                          gross sales.
Fidelity VIP Growth & Income           -  This Portfolio seeks high total return through a
Portfolio                                 combination of current income and capital appreciation by
                                          investing mainly in equity securities. The Portfolio
                                          expects to invest the majority of its assets in domestic
                                          and foreign equity securities, with a focus on those that
                                          pay current dividends and show potential earnings growth.
                                          However, the Portfolio may buy debt securities as well as
                                          equity securities that are not currently paying
                                          dividends, but offer prospects for capital appreciation
                                          or future income.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Fidelity VIP High Income Portfolio     -  This Portfolio seeks a high level of current income,
                                          while also considering growth of capital. The Portfolio
                                          normally invests primarily in income-producing debt
                                          securities, preferred stocks and convertible securities,
                                          with an emphasis on lower-quality debt securities.
Fidelity VIP Index 500 Portfolio       -  This Portfolio seeks to provide investment results that correspond to the total return of a broad range of common
                                          stocks publicly traded in the United States. To achieve
                                          this objective, the Portfolio attempts to duplicate the
                                          composition and total return of the S&P 500.
Fidelity VIP Mid Cap Portfolio         -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in common stocks. The Portfolio
                                          normally invests at least 65% of its total assets in
                                          securities of companies with medium market
                                          capitalizations.
Fidelity VIP Overseas Portfolio        -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in foreign securities. The Portfolio
                                          defines foreign securities as securities of issuers whose
                                          principal activities are located outside the United
                                          States. Normally, at least 80% of the Portfolio's total
                                          assets will be invested in foreign securities. The
                                          Portfolio may also invest in U.S. issuers.

FRANKLIN TEMPLETON. Franklin Advisers, Inc. serves as the investment adviser to the Franklin Small Cap and U.S. Government Funds; Franklin Advisory Services, LLC serves as the investment adviser to the Franklin Small Cap Value Securities Fund; Franklin Mutual Advisers, LLC serves as the investment adviser to the Mutual Shares Securities Fund; and Templeton Global Advisors Limited serves as the investment adviser to the Templeton Growth Securities Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Franklin Small Cap Fund                -  This Fund seeks long-term capital growth. Under normal
                                          market conditions, the Fund will invest at least 80% of
                                          its net assets in investments of small capitalization
                                          companies with market capitalization values not
                                          exceeding: (i) $1.5 billion; or (ii) the highest market
                                          capitalization value in the Russell 2000 Index; whichever
                                          is greater at the time of purchase.
Franklin Small Cap Value Securities    -  This Fund seeks long-term total return. Under normal
Fund                                      market conditions, the Fund will invest at least 80% of
                                          its net assets in investments of small capitalization
                                          companies with values not exceeding $2.5 billion at the
                                          time of purchase.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Franklin U.S. Government Fund          -  This Fund seeks income. Under normal market conditions, the Fund will invest at least 80% of its net assets in
                                          U.S. government securities. The Fund currently invests
                                          primarily in fixed and variable rate mortgage-backed
                                          securities, a substantial portion of which is in
                                          Government National Mortgage Association obligations.
Mutual Shares Securities Fund          -  This Fund primarily seeks capital appreciation; income is a secondary objective. Under normal market conditions,
                                          the Fund will invest at least 65% of its total assets in
                                          the equity securities of companies the adviser believes
                                          are undervalued, and to a much lesser extent, in
                                          companies that are restructuring or distressed.
Templeton Growth Securities Fund       -  This Fund seeks long-term capital growth. Under normal
                                          market conditions, the Fund will invest primarily in
                                          equity securities of companies located anywhere in the
                                          world, including those in the U.S. and emerging markets.
                                          While there are no set percentage targets, the Fund will
                                          generally invest in medium to large capitalization
                                          companies with market capitalization values greater than
                                          $2 billion.

J.P. MORGAN SERIES TRUST II. J.P. Morgan Investment Management Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
JPMorgan Mid-Cap Value Portfolio       -  This Portfolio seeks growth from capital appreciation by investing in a broad portfolio of common stocks of
                                          companies with market capitalizations of $1 billion to
                                          $20 billion at the time of purchase.
JPMorgan Small Company Portfolio       -  This Portfolio seeks to provide high total return by
                                          investing in stocks of small- and medium-sized U.S.
                                          companies typically represented by the Russell 2000
                                          Index.

SUMMIT PINNACLE SERIES OF SUMMIT MUTUAL FUNDS, INC. Summit Investment Partners, Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
NASDAQ-100 Index Portfolio             -  This Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as
                                          represented by the NASDAQ-100 Index. The Portfolio will
                                          attempt to achieve, in both rising and falling markets, a
                                          correlation of at least 95% between the total return of
                                          its net assets before expenses and the total return of
                                          the NASDAQ-100 Index.
Russell 2000 Small Cap Index           -  This Portfolio seeks investment results that correspond
Portfolio                                 to the investment performance of U.S. common stocks, as
                                          represented by the Russell 2000 Index. The Portfolio will
                                          attempt to achieve, in both rising and falling markets, a
                                          correlation of at least 95% between the total return of
                                          its net assets before expenses and the total return of
                                          the Russell 2000 Index.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
S&P MidCap 400 Index Portfolio         -  This Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as
                                          represented by the S&P MidCap 400 Index. The Portfolio
                                          will attempt to achieve, in both rising and falling
                                          markets, a correlation of at least 95% between the total
                                          return of its net assets before expenses and the total
                                          return of the S&P MidCap 400 Index.

T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Equity Income Portfolio                -  This Portfolio seeks to provide substantial dividend
                                          income and long-term capital appreciation by investing
                                          primarily in dividend-paying common stocks of established
                                          companies considered by the adviser to have favorable
                                          prospects for both increasing dividends and capital
                                          appreciation.
Mid-Cap Growth Portfolio               -  This Portfolio seeks to provide long-term capital
                                          appreciation by investing primarily in mid-cap stocks
                                          with the potential for above-average earnings growth. The
                                          investment adviser defines mid-cap companies as those
                                          whose market capitalization falls within the range of
                                          companies in either the Standard & Poor's Mid-Cap
                                          400 Index or the Russell Mid-Cap Growth Index.
New America Growth Portfolio           -  This Portfolio seeks to provide long-term growth of
                                          capital by investing primarily in the common stocks of
                                          companies operating in sectors the investment adviser
                                          believes will be the fastest growing in the U.S.
                                          Fast-growing companies can be found across an array of
                                          industries in today's "new America".
Personal Strategy Balanced Portfolio   -  This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation
                                          and income. The Portfolio pursues its objective by
                                          investing in a diversified portfolio typically consisting
                                          of approximately 60% stocks, 30% bonds and 10% money
                                          market securities.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International, Inc. is the investment adviser to the Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
International Stock Portfolio          -  This Portfolio seeks to provide capital appreciation
                                          through investments primarily in established companies
                                          based outside the United States.

    The Funds currently sell shares: (1) to the Variable Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (2) to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. We currently do not foresee any disadvantage to Policyowners arising from the sale of shares to support variable life insurance policies and variable annuity contracts, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to those events or conflicts. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Policyowners, we will take appropriate action on our own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

    We may receive different amounts of compensation from an investment adviser, distributor and/or affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts, which may vary by adviser, distributor and/or Fund affiliate(s), are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s) and may be significant. In addition, EquiTrust Marketing Services, LLC, the principal underwriter of the Policies, may receive 12b-1 fees deducted from certain portfolio assets attributable to the Policy for providing distribution and shareholder support services to some Investment Options.

    Each Fund is registered with the Securities and Exchange Commission as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.
--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Variable Account holds or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in our judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, we reserve the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. We may substitute shares of funds with fees and expenses that are different from the Funds. We will not substitute any shares attributable to a Policyowner's Accumulated Value in the Variable Account without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

    We also reserve the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option, with a specified investment objective. We may limit the availability of any new Investment Option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant, and we may make any new subaccounts available to existing Policyowners on a basis we determine. Subject to obtaining any approvals or consents required by applicable law, we may transfer the assets of one or more Subaccounts to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in our sole discretion, marketing, tax or investment conditions warrant.

    If we deem it to be in the best interests of persons having voting rights under the Policies, we may

         - operate the Variable Account as a management company under the Investment Company Act of 1940,

         - deregister the Variable Account under that Act in the event such registration is no longer required, or,

         - subject to obtaining any approvals or consents required by applicable law, combine the Variable Account with other Company separate accounts.

    To the extent permitted by applicable law, we may also transfer the Variable Account's assets associated with the Policies to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")

--------------------------------------------------------------------------------

THE POLICY
--------------------------------------------------------------------------------

PURCHASING THE POLICY

    In order to issue a Policy, we must receive a completed application, including payment of the initial premium, at our Home Office. We ordinarily will issue a Policy only for Insureds who are 0 to 85 years of age at their last birthday and who supply satisfactory evidence of insurability to the Company. Acceptance is subject to our underwriting rules and we may, in our sole discretion, reject any application or premium for any lawful reason. The minimum Specified Amount for which we will issue standard-rated and preferred-rated Policies is normally $50,000 and $100,000, respectively, although we may, in our discretion, issue Policies for lower Specified Amounts.

    The effective date of insurance coverage under the Policy will be the latest of:

        -   the Policy Date,

        - the date the Insured signs the last of any amendments to the initial application required by our underwriting rules, or

        -   the date when we receive the full initial premium at our Home
            Office.

    The Policy Date will be the later of:

        (1)  the date of the initial application, or

        (2) the date we receive any additional information at our Home Office if our underwriting rules require additional medical or other information.

    The Policy Date may also be any other date mutually agreed to by you and the Company. If the later of (1) or (2) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. We use the Policy Date to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

    Although we do not anticipate delays in our receipt and processing of applications, premium payments or transaction requests, we may experience such delays to the extent registered representatives fail to forward applications, premium payments and transaction requests to our Home Office on a timely basis.
--------------------------------------------------------------------------------

PREMIUMS

    Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums.

    PREMIUM FLEXIBILITY. We do not require you to pay premiums in accordance with a rigid and inflexible premium schedule. We may require you to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Policy Month. Thereafter, subject to the minimum and maximum premium limitations described below, you may also make unscheduled premium payments at any time prior to the Maturity Date. You should forward all premium payments to our Home Office.

    If mandated under applicable law, the Company may be required to reject a premium payment.

    PLANNED PERIODIC PREMIUMS. You determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. We may, at our discretion, permit you to make planned periodic premium payments on a monthly basis. We ordinarily will send you periodic reminder notices for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of your Policy. (See "FEDERAL TAX MATTERS.")

    You are not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, you have considerable flexibility to alter the amount, frequency and the time period over which you pay planned periodic premiums; however, we must consent to any planned periodic payment less than $100. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Paying a planned periodic premium will not guarantee that your Policy remains in force. Thus, even if you do pay planned periodic premiums, the Policy will nevertheless lapse if, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE"). However, your Policy will not lapse if you selected the optional Death Benefit Guarantee Rider and you have paid sufficient premiums to meet the cumulative death benefit guarantee premium requirement on each Monthly Deduction Day.

    DEATH BENEFIT GUARANTEE PREMIUMS. If you selected the optional Death Benefit Guarantee Rider, your Policy's data page will show a "Death Benefit Guarantee Monthly Premium." On each Monthly Deduction Day, we will compare the cumulative actual premiums you have paid with the cumulative death benefit guarantee monthly premiums to see if the death benefit guarantee provision will prevent your Policy from lapsing. If you meet the death benefit guarantee premium requirement, then the Policy will not enter a grace period even if its Net Surrender Value is not enough to cover the monthly deduction due. The death benefit guarantee premium requirement is met when (a) is equal to or greater than (b) where:

        (a) is the sum of all premiums paid on the Policy (accumulated from the date of payment at the prepayment interest rate shown on the Policy data page), less the sum of all partial withdrawals (accumulated from the date of each withdrawal at the prepayment interest rate), and less any Policy Loans and unpaid loan interest; and

        (b) is the sum of the death benefit guarantee monthly premiums since the Policy Date accumulated at the prepayment interest rate assuming that the premiums are paid on each Monthly Deduction Day.

    Your Policy must satisfy the death benefit guarantee premium test on each Monthly Deduction Day to keep this rider in effect.

        FOR EXAMPLE: Your Policy was issued 45 months ago and you have paid $5,000 in premiums. No Policy Loans or partial withdrawals have been taken and you have made no Policy changes. Your death benefit guarantee monthly premium is $100. Assuming the prepaid interest rate is zero, the cumulative death benefit guarantee premium requirement as of the 45th Monthly Deduction Day is $4,500 ($100 x 45 months).

        In this example, the death benefit guarantee premium requirement is satisfied because the amount of premiums paid ($5,000) is greater than the death benefit guarantee premium requirement ($4,500).

        However, assuming you had requested a partial withdrawal of $1,000, the death benefit guarantee premium requirement would no longer be satisfied because the amount of premiums paid less the partial withdrawal ($4,000) is now less than the death benefit guarantee premium requirement ($4,500). In order to maintain this rider, you must pay an additional premium of $500 within 61 days after we mail you notice of the need for additional premium.

    The amount of the death benefit guarantee monthly premium is determined when we issue a Policy, and it depends upon the age and other insurance risk characteristics of the Insured, as well as the amount of coverage and additional features you select. The death benefit guarantee monthly premium will change if you alter either the Policy's Specified Amount or death benefit options, add or delete a Policy rider, or change underwriting classes. We will send you a new Policy data page reflecting any change in the death benefit guarantee premium.

    UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $100; however, we may, in our discretion, waive this minimum requirement. We reserve the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws.

    Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time you pay a premium that would result in total premiums exceeding the applicable maximum premium limitation, we will accept only that portion of the premium which will make total premiums equal the maximum. We will return any part of the premium in excess of that amount and we will not accept further premiums until allowed by the applicable maximum premium limitation.

    PAYMENT OF PREMIUMS. We will treat any payments you make first as payment of any outstanding Policy Debt unless you indicate that the payment should be treated otherwise. Where you make no indication, we will treat any portion of a payment that exceeds the amount of any outstanding Policy Debt as a premium payment.

    NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

    ALLOCATING NET PREMIUMS. In your application for a Policy, you can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. We will allocate Net Premiums to the Declared Interest Option if we receive them either:

             (1) before the date we obtain, at our Home Office, a signed notice from you that you have received the Policy, or

             (2)  before the end of 25 days after the Delivery Date.

    Upon the earlier of (1) or (2) above, we will automatically allocate the Accumulated Value in the Declared Interest Option, without charge, among the Subaccounts and Declared Interest Option in accordance with your allocation instructions.

    We allocate Net Premiums received on or after (1) or (2) above in accordance with your instructions, to the Variable Account, the Declared Interest Option, or both. You do not waive your cancellation privilege by sending us the signed notice of receipt of the Policy (see "THE POLICY--Examination of Policy (Cancellation Privilege)").

    The following additional rules apply to Net Premium allocations:

        - You must allocate at least 10% of each premium to any Subaccount of the Variable Account or to the Declared Interest Option.

        - Your allocation percentages must be in whole numbers (we do not permit fractional percentages).

        - You may change the allocation percentages for future Net Premiums without charge, at any time while the Policy is in force, by providing us with a written notice signed by you on a form we accept. The change will take effect on the date we receive the written notice at the Home Office and will have no effect on prior Accumulated Values.
--------------------------------------------------------------------------------

EXAMINATION OF POLICY (CANCELLATION PRIVILEGE)

    You may cancel the Policy by delivering or mailing written notice or sending a facsimile to us at the Home Office, and returning the Policy to us at the Home Office before midnight of the 30th day you receive the Policy. Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.

    We will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at our Home Office, an amount equal to the greater of premiums paid, or the sum of:

        - the Accumulated Value on the Business Day on or next following the date we receive the Policy at the Home Office, plus

        -   any premium expense charges we deducted, plus

        - monthly deductions made on the Policy Date and any Monthly Deduction Day, and

        -   amounts approximating the daily charges against the Variable
            Account.
--------------------------------------------------------------------------------

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Your Policy may lapse (terminate without value) during the first three Policy Years if the Net Accumulated Value, or after three Policy Years if Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") AND a Grace Period expires without a sufficient payment. However, the Policy will not lapse if you selected the optional Death Benefit Guarantee Rider and you have paid sufficient premiums to meet the cumulative death benefit guarantee monthly premium requirement on each Monthly Deduction Day. (See "THE POLICY--Premiums--DEATH BENEFIT GUARANTEE PREMIUMS.") Insurance coverage will continue during the Grace Period, but we will deem the Policy to have no Accumulated Value for purposes of Policy Loans, partial withdrawals and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

    A Grace Period of 61 days will commence on the date we send you a notice of any insufficiency, at which time the Accumulated Value in each Subaccount will be automatically transferred without charge to the Declared Interest Option.

    To avoid lapse and termination of the Policy without value, we must receive from you during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). If your Policy enters a Grace Period, the amount transferred to the Declared Interest Option will remain there unless and until you provide us with allocation instructions.

    REINSTATEMENT. Prior to the Maturity Date, you may reinstate a lapsed Policy at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. You must submit the following items to us at our Home Office:

        - A written application for reinstatement signed by the Policyowner and the Insured;

        -   Evidence of insurability we deem satisfactory;

        - A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and

        - An amount equal to the monthly cost of insurance for the two Policy Months prior to lapse.

    State law may limit the premium to be paid on reinstatement to an amount less than that described. To the extent that we did not deduct the monthly administrative charge for a total of twelve Policy Months prior to lapse, we will continue to deduct such charge following reinstatement of the Policy until we have assessed such charge, both before and after the lapse, for a total of 12 Policy Months. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") We will not reinstate a Policy surrendered for its Net Surrender Value. The lapse of a Policy with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS.")

    The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date we approve the application for reinstatement. Upon reinstatement of your Policy, the amount tranferred to the Declared Interest Option during the Grace Period will remain there unless and until you provide us with allocation instructions.
--------------------------------------------------------------------------------

SPECIAL TRANSFER PRIVILEGE

    You may, at any time prior to the Maturity Date while the Policy is in force, operate the Policy as a flexible premium fixed-benefit life insurance policy by requesting that we transfer all of the Accumulated Value in the Variable Account to the Declared Interest Option. You may exercise this special transfer privilege once each Policy Year. Once you exercise the special transfer privilege, we automatically will credit all future premium payments to the Declared Interest Option, until you request a change in allocation to convert the Policy back to a flexible premium variable life insurance policy. The Company will not impose any charge for transfers resulting from the exercise of the special transfer privilege.

--------------------------------------------------------------------------------

POLICY BENEFITS
--------------------------------------------------------------------------------

    While a Policy is in force, it provides for certain benefits prior to the Maturity Date. Subject to certain limitations, you may at any time obtain all or a portion of the Net Accumulated Value by surrendering or taking a partial withdrawal from the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER PRIVILEGES.") In addition, you have certain policy loan privileges under the Policies. (See "POLICY BENEFITS--Loan Benefits--POLICY LOANS.") The Policy also provides for the payment of death proceeds upon the death of the Insured under one of two death benefit options selected by you (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), and benefits upon the maturity of a Policy (see "POLICY BENEFITS--Benefits at Maturity").
--------------------------------------------------------------------------------

ACCUMULATED VALUE BENEFITS

    SURRENDER AND WITHDRAWAL PRIVILEGES. At any time prior to the Maturity Date while the Policy is in force, you may surrender the Policy or make a partial withdrawal by sending a written request to the Company at our Home Office. A Surrender Charge will apply to any surrender during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn will be payable upon each partial withdrawal. (See "CHARGES AND DEDUCTIONS--Surrender Charge, and--Partial Withdrawal Fee"). We ordinarily mail surrender and withdrawal proceeds to the Policyowner within seven days after we receive a signed request at our Home Office, although we may postpone payments under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

    SURRENDERS. The amount payable upon surrender of the Policy is the Net Accumulated Value at the end of the Valuation Period when we receive the request. We may pay this amount in a lump sum or under one of the payment options specified in the Policy, as requested by the Policyowner. (See "POLICY BENEFITS--Payment Options"). If you surrender the entire Policy, all insurance in force will terminate and you cannot reinstate the Policy. See "FEDERAL TAX MATTERS" for a discussion of the tax consequences associated with complete surrenders.

    PARTIAL WITHDRAWALS. A Policyowner may obtain a portion of the Policy's Net Surrender Value upon partial withdrawal of the Policy.

        -   A partial withdrawal must be at least $500.

        - A partial withdrawal cannot exceed the lesser of (1) the Net Surrender Value less $500 or (2) 90% of the Net Surrender Value.

    We deduct the Partial Withdrawal Fee from the remaining Accumulated Value. You may request that we pay the proceeds of a partial surrender in a lump sum or under one of the payment options specified in the Policy. (See "POLICY BENEFITS--Payment Options").

    We will allocate a partial withdrawal (together with the Partial Withdrawal
    Fee) among the Subaccounts and the Declared Interest Option in accordance with your written instructions. If we do not receive any such instructions with the request for partial withdrawal, we will allocate the partial withdrawal among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total Accumulated Value, reduced by any outstanding Policy Debt, on the date we receive the request at the Home Office.

    Partial withdrawals will affect both the Policy's Accumulated Value and the death proceeds payable under the Policy. (See "POLICY BENEFITS--Death Proceeds.")

        - The Policy's Accumulated Value will be reduced by the amount of the partial withdrawal.

        - If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Policy, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect.

        - If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal.

    If the Increasing Death Benefit Option is in effect at the time of the withdrawal, there will be no effect on Specified Amount. If the Level Death Benefit Option is in effect at the time of withdrawal, the Policy's Specified Amount will be reduced by the amount of Accumulated Value withdrawn. (See "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial withdrawal, as published by the Company. As a result, we will not process any partial withdrawal that would reduce the Specified Amount below this minimum.

    If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawals, see "FEDERAL TAX MATTERS."

    NET ACCUMULATED VALUE. Net Accumulated Value equals the Policy's Accumulated Value reduced by any outstanding Policy Debt and increased by any unearned loan interest.

    CALCULATING ACCUMULATED VALUE. The Policy provides for the accumulation of Accumulated Value. The Accumulated Value of the Policy is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt. We determine Accumulated Value on each Business Day, and there is no guaranteed minimum Accumulated Value.

        -   Accumulated Value will reflect a number of factors, including

             -   Net Premiums paid,

             -   partial withdrawals,

             -   Policy Loans,

             -   charges assessed in connection with the Policy,

             - interest earned on the Accumulated Value in the Declared Interest Option, and

             - investment performance of the Subaccounts to which the Accumulated Value is allocated.

    As of the Policy Date, the Accumulated Value equals the initial Net Premium less the monthly deduction made on the Policy Date.

    On the Business Day coinciding with or immediately following the earlier of the date we receive notice at our Home Office that you have received the Policy, or 25 days after the Delivery Date, we will automatically transfer the Accumulated Value (all of which is in the Declared Interest Option) among the Subaccounts and the Declared Interest Option in accordance with your percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

        - The total Subaccount units represented by the Accumulated Value at the end of the preceding Valuation Period, multiplied by the Subaccount's unit value for the current Valuation Period; PLUS

        - Any Net Premiums received during the current Valuation Period which are allocated to the Subaccount; PLUS

        - All Accumulated Values transferred to the Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

        - All Accumulated Values transferred from the Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; MINUS

        - All partial withdrawals (and any portion of the Surrender Charge) from the Subaccount during the current Valuation Period; MINUS

        - The portion of any monthly deduction charged to the Subaccount during the current Valuation Period to cover the Policy Month following the Monthly Deduction Day.

    The Policy's total Accumulated Value in the Variable Account equals the sum of the Policy's Accumulated Value in each Subaccount.

    UNIT VALUE. Each Subaccount has a Unit Value. When you allocate Net Premiums or transfer other amounts into a Subaccount, we purchase a number of units based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation or transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Policy's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

    For each Subaccount, we initially set the Unit Value at $10 when the Subaccount first purchased shares of the designated Investment Option. We calculate the Unit Value for each subsequent valuation period by dividing
    (a) by (b) where:

        (a) is (1) the Net Asset Value of the Subaccount at the end of the preceding Valuation Period, PLUS

             (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, MINUS

             (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, MINUS

             (4) any amount charged against the Subaccount for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount, MINUS

             (5) a charge no greater than 0.0024548% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to a maximum effective annual rate of 0.90% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Policies.

        (b) is the number of units outstanding at the end of the preceding Valuation Period.

    The Unit Value for a Valuation Period applies for each day in the period. We value the assets in the Variable Account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.
--------------------------------------------------------------------------------

TRANSFERS

    The following features apply to transfers under the Policy:

        - You may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year; however, you may only make one transfer per Policy Year between the Declared Interest Option and the Variable Account.

        - You may make transfers by written request to the Home Office or, if you elected the "Telephone Transfer Authorization" on the supplemental application, by calling the Home Office toll-free at the phone number shown on the cover of the Prospectus. We reserve the right to suspend telephone transfer privileges at any time. We will use reasonable procedures to confirm that telephone instructions are genuine. We are not liable for any loss, damage or expense from complying with telephone instructions we reasonably believe to be authentic.

           CAUTION: Telephone transfer privileges may not always be available. Telephone systems, whether yours, your service provider's or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make a written request to our Home Office.

        - The amount of the transfer must be at least $100; or if less than $100, the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Policy Debt). The Company may, at its discretion, waive the $100 minimum requirement.

        - The transfer will be effective as of the end of the Valuation Period during which we receive the request at the Home Office.

        - The Company waives fees for the first twelve transfers during a Policy Year.

        - We may assess a transfer charge of $10 for the 13th and each subsequent transfer during a Policy Year. We will deduct the transfer charge on a pro-rata basis from the Investment Options to which the transfer is made. (See "CHARGES AND DEDUCTIONS--Transfer Charge.") The Company reserves the right to increase the transfer charge.

        - For purposes of these limitations and charges, we consider all transfers effected on the same day as a single transfer.

    DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program. Dollar Cost Averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your Net Premium into the Subaccounts or Declared Interest Option over a period of time. This allows you to potentially reduce the risk of investing most of your Net Premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy. Implementation of the dollar cost averaging program does not guarantee profits, nor protect you against losses. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

    In order to establish this program, you must elect this option on your initial application or complete and submit the applicable Request Form at a later date, and have money available in a single "source account." Provided there is no outstanding Policy Debt, we will automatically transfer equal amounts from the source account to your designated "target accounts" each month.

        -   The minimum amount of each transfer is $100.

        - Under the dollar cost averaging program, the maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - You select the date to implement this program which will occur on the same date each month, or on the next Business Day.

        - We will terminate this option when monies in the source account are inadequate, or upon receipt of a written request at our Home Office.

        - Each dollar cost averaging transfer counts against the twelve free transfer limit in a Policy Year. All transfers made on the same date count as one transfer.

        - The one transfer limit between the Declared Interest Option and the Variable Account is waived under this program.

        - There is no charge to participate in this program. The Company reserves the right to discontinue this program at any time.
--------------------------------------------------------------------------------

LOAN BENEFITS

    POLICY LOANS. So long as the Policy remains in force and has a positive Net Surrender Value, you may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    The maximum amount that you may borrow at any time is 90% of the Net Surrender Value as of the end of the Valuation Period during which we receive the request for the Policy Loan at our Home Office, less any previously outstanding Policy Debt. (Certain states may permit you to borrow up to 100% of the Policy's Net Surrender Value.) The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.

    During any time that there is outstanding Policy Debt, we will treat payments you make first as payment of outstanding Policy Debt, unless you indicate that we should treat the payment otherwise. Where no indication is made, we will treat as a premium payment any portion of a payment that exceeds the amount of any outstanding Policy Debt.

    ALLOCATION OF POLICY LOAN. When you take a Policy Loan, we segregate an amount equal to the Policy Loan (including interest) within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding is less than the amount of such Policy Loan, we will transfer the difference from the Subaccounts of the Variable Account, which have Accumulated Value, in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. We will determine Accumulated Values as of the end of the Valuation Period during which we receive the request for the Policy Loan at the Home Office.

    We normally will mail loan proceeds to you within seven days after receipt of a written request. Postponement of a Policy Loan may take place under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

    Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company. This rate may be different than that used for other amounts within the Declared Interest Option. (See "POLICY BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

    LOAN INTEREST CHARGED. The interest rate charged on Policy Loans is not fixed. The maximum annual loan interest rate we charge will be the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc. (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%. We may elect to change the interest rate at any time, of which you will be notified. The new rate will take effect on the Policy Anniversary coinciding with, or next following, the date the rate is changed.

    Interest is payable in advance at the time you make any Policy Loan (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. We will subtract interest payable at the time you make a Policy Loan from the loan proceeds. Thereafter, we will add interest not paid when due to the existing Policy Debt and it will bear interest at the same rate charged for Policy Loans. We will segregate the amount equal to unpaid interest within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option. (See "POLICY BENEFITS--Loan Benefits--ALLOCATION OF POLICY LOAN.")

    Because we charge interest in advance, we will add any interest that has not been earned to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and we will credit it to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.

    EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Policy Debt will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Declared Interest Option as security for Policy Debt with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Company. We will not credit additional interest to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

    For Policies that have been in force ten years, we may allow a loan spread of 0% on the gain.

    Even though you may repay Policy Debt in whole or in part at any time prior to the Maturity Date if the Policy is still in force, Policy Loans will affect the Accumulated Value of a Policy and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Policy Debt while Policy Debt is outstanding. In comparison to a Policy under which no Policy Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be higher where such interest rates were greater than the performance of the Subaccount(s). In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Policy Debt.

    POLICY DEBT. Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid policy loan interest. Policy Debt is not included in Net Accumulated Value, which is equal to Accumulated Value less Policy Debt. If, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction"), we will notify you. To avoid lapse and termination of the Policy without value (see "THE POLICY--Policy Lapse and Reinstatement--Lapse"), you must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction

    Day immediately preceding the Grace Period (see "CHARGES AND
    DEDUCTIONS--Monthly Deduction"). Therefore, the greater the Policy Debt under a Policy, the more likely it would be to lapse.

    REPAYMENT OF POLICY DEBT. You may repay Policy Debt in whole or in part any time during the Insured's life and before the Maturity Date so long as the Policy is in force. We subtract any Policy Debt not repaid from the death benefit payable at the Insured's death, from Accumulated Value upon complete surrender or from the maturity benefit. Any payments made by a Policyowner will be treated first as the repayment of any outstanding Policy Debt, unless the Policyowner indicates otherwise. Upon partial or full repayment of Policy Debt, we will no longer segregate within the Declared Interest Option the portion of the Accumulated Value securing the repaid portion of the Policy Debt, but that amount will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner. We will notify you when your Policy Debt is repaid in full.

    For a discussion of the tax consequences associated with Policy Loans and lapses, see "FEDERAL TAX MATTERS."
--------------------------------------------------------------------------------

DEATH PROCEEDS

    So long as the Policy remains in force, the Policy provides for the payment of death proceeds upon the death of the Insured.

        - You may name one or more primary Beneficiaries or contingent Beneficiaries and we will pay proceeds to the primary Beneficiary or a contingent Beneficiary.

        - If no Beneficiary survives the Insured, we will pay the death proceeds to the Policyowner or his estate. We may pay death proceeds in a lump sum or under a payment option. (See "POLICY
            BENEFITS--Payment Options.")

    To determine the death proceeds, we will reduce the death benefit by any outstanding Policy Debt and increase it by any unearned loan interest and any premiums paid after the date of death. We will ordinarily mail proceeds within seven days after receipt by the Company of Due Proof of Death. We may postpone payment, however, under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.") We pay interest on those proceeds, at an annual rate of no less than 3% or any rate required by law, from the date of death to the date payment is made.

    DEATH BENEFIT GUARANTEE RIDER. If you selected the optional Death Benefit Guarantee Rider (there is no charge for this rider), on each Monthly Deduction Day we will check to see if you have met the death benefit guarantee monthly premium requirement by comparing the total amount of cumulative actual premiums you have paid with the cumulative death benefit guarantee monthly premiums. If you meet the death benefit guarantee monthly premium requirement, then your Policy will not enter a grace period even if the Net Surrender Value is not enough to cover the monthly deduction due. If you do not meet the death benefit guarantee monthly premium requirement, then we will notify you of the amount you must pay within 61 days to prevent your Policy from lapsing. (See "THE POLICY--Premiums--DEATH BENEFIT GUARANTEE PREMIUM.") Your Policy will meet the death benefit guarantee monthly premium requirement on a Monthly Deduction Day when (a) is equal to or greater than (b) where:

        (a) is the sum of all premiums paid on the Policy (accumulated from the date of payment at the prepayment interest rate shown on the Policy data page), less the sum of all partial withdrawals (accumulated from the date of each withdrawal at the prepayment interest rate), and less any Policy loans and unpaid loan interest; and

        (b) is the sum of the death benefit guarantee monthly premiums since the Policy Date accumulated at the prepayment interest rate.

    DEATH BENEFIT OPTIONS. Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the Insured's death.

    Under the Increasing Death Benefit Option, the death benefit will be equal to the greater of

        (1) the sum of the current Specified Amount and the Accumulated Value, or

        (2)  the Corridor Death Benefit

    We will determine Accumulated Value as of the end of the Business Day coinciding with or immediately following the date of death. Under the Increasing Death Benefit Option, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). If you prefer to have favorable investment performance and additional premiums reflected in increased death benefits Policyowners generally should select the Increasing Death Benefit Option.

    Under the Level Death Benefit Option, the death benefit will be equal to the greater of:

        -   the current Specified Amount, or

        -   the Corridor Death Benefit

    Under the Level Death Benefit Option, the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. If you are satisfied with the amount of your insurance coverage under the Policy and prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value rather than increased death benefits, Policyowners generally should select the Level Death Benefit Option.

    Appendix B shows examples illustrating the two death benefit options. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in Appendix B.

    CHANGING THE DEATH BENEFIT OPTION. You may change the death benefit option in effect at any time by sending a written request to us at our Home Office. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date we approve the change. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    If you change from the Increasing Death Benefit Option to the Level Death Benefit Option, the death benefit will not change and the current Specified Amount will be increased by the Accumulated Value on the effective date of the change. If you change from the Level Death Benefit Option to the Increasing Death Benefit Option, we will reduce the current Specified Amount by an amount equal to the Accumulated Value on the effective date of the change provided the Insured meets the Company's underwriting requirements. You may not make a change in the death benefit option if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change, or if after the change the Policy would no longer qualify as life insurance under federal tax law.

    We impose no charges in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")

    CHANGE IN EXISTING COVERAGE. After a Policy has been in force for one Policy Year, you may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, you must send us a written request at our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance charge. (See "CHARGES AND
    DEDUCTIONS--Monthly Deduction--COST OF INSURANCE RATE, and--

    NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE POLICY--Premiums--PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

    To apply for an increase, you must provide us with evidence of insurability we deem satisfactory. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. An increase will not become effective, however, if the Policy's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Policy Month. A Specified Amount increase is subject to its own Surrender Charge.

    CHANGES IN INSURANCE PROTECTION. You may increase or decrease the pure insurance protection provided by a Policy--the difference between the death benefit and the Accumulated Value--in one of several ways as insurance needs change. This would include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments and, to a lesser extent, taking a partial withdrawal from Accumulated Value.

    Although the consequences of each of these methods will depend upon the individual circumstances, they may be summarized as follows:

        - A decrease in the Specified Amount will, subject to the applicable specified amount factor (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), decrease the pure insurance protection and the cost of insurance charges under the Policy without generally reducing the Accumulated Value.

        - An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Accumulated Value and the resultant applicable specified amount factor. If the insurance protection is increased, the cost of insurance charge generally will increase as well.

        - If you elect the Level Death Benefit Option, an increased level of premium payments will increase the Accumulated Value and reduce the pure insurance protection, until the Accumulated Value multiplied by the applicable specified amount factor exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Policy in force.

        - If you elect the Level Death Benefit Option, a reduced level of premium payments generally will increase the amount of pure insurance protection, depending on the applicable specified amount factor. It also will result in a reduced amount of Accumulated Value and will increase the possibility that the Policy will lapse.

        - A partial withdrawal will reduce the death benefit. (See "POLICY BENEFITS--Accumulated Value Benefits--PARTIAL WITHDRAWALS.") However, it only affects the amount of pure insurance protection if the death benefit payable is based on the specified amount factor, because otherwise the decrease in the benefit is offset by the amount of Accumulated Value withdrawn. The primary effect of a partial withdrawal is you receive cash and reduce Accumulated Value.

    In comparison, an increase in the death benefit due to the operation of the specified amount factor occurs automatically and is intended to help assure that the Policy remains qualified as life insurance under federal tax law. The calculation of the death benefit based upon the specified amount factor occurs only when the Accumulated Value of a Policy reaches a certain proportion of the Specified Amount (which may or may not occur). Additional premium payments, favorable investment performance and large initial premiums tend to increase the likelihood of the specified amount factor becoming operational after the first few Policy Years. Such increases will be temporary, however, if the investment performance becomes unfavorable and/or premium payments are stopped or decreased.

    A change in insurance protection may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")
--------------------------------------------------------------------------------

ACCELERATED PAYMENTS OF DEATH PROCEEDS

    In the event that the Insured becomes terminally ill (as defined below), you may (if residing in a state that has approved such an endorsement), by written request and subject to the conditions stated below, have the Company pay all or a portion of the accelerated death benefit immediately to you. If not attached to the Policy beforehand, we will issue an accelerated death benefit endorsement (the "Endorsement") providing for this right. There is no separate charge for this Endorsement.

    For this purpose, an Insured is terminally ill when a physician (as defined by the Endorsement) certifies that he or she has a life expectancy of 12 months or less.

    The accelerated death benefit is equal to the Policy's death benefit as described on page 7, up to a maximum of $250,000 (the $250,000 maximum applies in aggregate to all policies issued by the Company on the Insured), less an amount representing a discount for 12 months at the interest rate charged for loans under the Policy. The accelerated death benefit does not include the amount of any death benefit payable under a rider that covers the life of someone other than the Insured.

    In the event that there is a loan outstanding under the Policy on the date that the Policyowner requests a payment under the Endorsement, we reduce the accelerated death benefit by a portion of the outstanding loan in the same proportion that the requested payment under the Endorsement bears to the total death benefit under the Policy. If the amount you request to be paid under the Endorsement is less than the total death benefit under the Policy and the Specified Amount of the Policy is equal to or greater than the minimum Specified Amount, the Policy will remain in force with all values and benefits under the Policy being reduced in the same proportion that the new Policy benefit bears to the Policy benefit before exercise of the Endorsement.

    There are several other restrictions associated with the Endorsement. These are:

        (1) the Endorsement is not valid if the Policy is within five years of being matured,

        (2) the consent of any irrevocable beneficiary or assignee is required to exercise the Endorsement,

        (3) we reserve the right, in our sole discretion, to require the consent of the Insured or of any beneficiary, assignee, spouse or other party of interest before permitting the exercise of the Endorsement,

        (4) we reserve the right to obtain the concurrence of a second medical opinion as to whether any Insured is terminally ill, and

        (5)  the Endorsement is not effective where:

             (a) you or the Insured would be otherwise required by law to use the Endorsement to meet the claims of creditors, or

             (b) the Insured would be otherwise required by any government agency to exercise the Endorsement in order to apply for, obtain or keep a government benefit or entitlement.

    The Endorsement will terminate at the earlier of the end of the grace period for which any premium is unpaid, upon receipt in our Home Office of your written request to cancel the Endorsement or upon termination of the Policy.

    The Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the Beneficiary, as long as the Beneficiary is the Insured under the Policy. However, you should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.
--------------------------------------------------------------------------------

BENEFITS AT MATURITY

    The Maturity Date is Attained Age 115. If the Insured is alive and the Policy is in force on the Maturity Date, the Company will pay to the Policyowner the Policy's Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt. (See "POLICY BENEFITS--Loan Benefits--REPAYMENT OF POLICY DEBT.") We may pay benefits at maturity in a lump sum or under a payment option. The tax consequences associated with continuing a Policy beyond age 100 are unclear. Consult a tax adviser on this issue.
--------------------------------------------------------------------------------

PAYMENT OPTIONS

    We may pay death proceeds and Accumulated Value due at maturity, or upon surrender or partial withdrawal of a Policy, in whole or in part under a payment option as described below. We also may make payments under any new payment option available at the time proceeds become payable. In addition, we may pay proceeds in any other manner acceptable to us.

    You may designate an option in your application or notify us in writing at our Home Office. During the life of the Insured, you may select a payment option; in addition, during that time you may change a previously selected option by sending written notice to us requesting the cancellation of the prior option and the designation of a new option. If you have not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a payment option by sending a written request to us, provided that a prior option chosen by you is not in effect.

    If you have not elected a payment option, we will pay the proceeds of the Policy in one sum. We will also pay the proceeds in one sum if,

        (1)  the proceeds are less than $2,000;

        (2)  periodic payments would be less than $20; or

        (3) the payee is an assignee, estate, trustee, partnership, corporation or association.

    Amounts paid under a payment option are paid pursuant to a payment contract and will not vary. Proceeds applied under a payment option earn interest at a rate guaranteed to be no less than 3% compounded yearly. The Company may be crediting higher interest rates on the effective date of the payment contract, but is not obligated to declare that such additional interest be applied to such funds.

    If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract. We reserve the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $250.

    Payments under Options B, C or D will begin as of the date of the Insured's death, on surrender or on the Maturity Date. Payments under Option A will begin at the end of the first interest period after the date proceeds are otherwise payable.

    OPTION A--PROCEEDS LEFT AT INTEREST. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly, as selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

    OPTION B--PAYMENT FOR A DESIGNATED NUMBER OF YEARS. Periodic payments will be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

    OPTION C--PAYMENT OF LIFE INCOME. Equal periodic payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15 or 20 years. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

    OPTION D--PAYMENT OF A DESIGNATED AMOUNT. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each period must be at least $20 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

    ALTERNATE PAYMENT OPTIONS. The Company may make available alternative payment options.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

    We deduct certain charges in connection with the Policy to compensate us for
    (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The nature and amount of these charges are described more fully below.
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE

    Before allocating Net Premiums among the Subaccounts and the Declared Interest Option, we reduce premiums paid by a premium expense charge. The premium less the premium expense charge equals the Net Premium.

    The premium expense charge is 7% of each premium up to the Threshold Premium and 2% of each premium over the Threshold Premium. It is used to compensate us for expenses incurred in distributing the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, advertising costs and charges we consider necessary to pay all taxes imposed by states and subdivisions thereof (which currently range from 1% to 3%).
--------------------------------------------------------------------------------

MONTHLY DEDUCTION

    We deduct certain charges monthly from the Accumulated Value of each Policy ("monthly deduction") to compensate us for the cost of insurance coverage and any additional benefits added by rider (see "GENERAL PROVISIONS--Additional Insurance Benefits"), for underwriting and start-up expenses in connection with issuing a Policy and for certain administrative costs. We deduct the monthly deduction on the Policy Date and on each Monthly Deduction Day. We deduct it from the Declared Interest Option and each Subaccount in the same proportion that the Policy's Net Accumulated Value in the Declared Interest Option and the Policy's Accumulated Value in each

    Subaccount bear to the total Net Accumulated Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, we determine Accumulated Values as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

    We make the monthly deduction on the Business Day coinciding with or immediately following each Monthly Deduction Day and it will equal:

        -  the cost of insurance for the Policy; plus

        -  the cost of any optional insurance benefits added by rider; plus

        -  the monthly policy expense charge.

    During the first 12 Policy Months and during the 12 Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a monthly administrative charge. During the first 12 Policy Months, the monthly deduction will also include a monthly expense charge.

    COST OF INSURANCE. This charge is designed to compensate us for the anticipated cost of paying death proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date. We determine the cost of insurance on a monthly basis, and we determine it separately for the initial Specified Amount and for any subsequent increases in Specified Amount. We will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Policy Month. We may realize a profit from this charge and may use such profit for any lawful purpose, including paying our distribution expenses.

    NET AMOUNT AT RISK. Under the Increasing Death Benefit Option, the net amount at risk for a Policy Month is equal to (a) divided by (b); and under the Level Death Benefit Option, the net amount at risk for a Policy Month is equal to (a) divided by (b), minus (c), where:

        (a)   is the Specified Amount;

        (b)  is 1.0032737(1); and

        (c)   is the Accumulated Value.

    We determine the Specified Amount and the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

    We determine the net amount at risk separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, we first consider the Accumulated Value a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, we will consider it to be a part of any increase in the Specified Amount in the same order as the increases occurred.

    COST OF INSURANCE RATE. We base the cost of insurance rate for the initial Specified Amount on the Insured's sex, underwriting class and Attained Age. For any increase in Specified Amount, we base the cost of insurance rate on the Insured's sex, underwriting class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and we will determine the actual monthly cost of insurance rates by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and underwriting class whose Policies have been in force the same length of time.

------------------------
(1) Dividing by this number reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%.

    The cost of insurance rates generally increase as the Insured's Attained Age increases. The underwriting class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a standard underwriting class or into underwriting classes involving a higher mortality risk. In an otherwise identical Policy, Insureds in the standard underwriting class will have a lower cost of insurance rate than those in underwriting class involving higher mortality risk. The standard underwriting class is also divided into two categories: tobacco and non-tobacco. Non-tobacco using Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco. The Company may offer preferred and super-preferred classes in addition to the standard tobacco and non-tobacco classes. Insureds who fall under a preferred or super-preferred class will generally have a lower cost of insurance rate than Insureds who receive a standard classification. (An Insured must meet more stringent medical requirements than those established for the preferred class in order to qualify for the Company's super-preferred class of insurance rates.)

    We determine the cost of insurance rate separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, we apply the rate for the underwriting class on the Policy Date to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, we use the rate for the underwriting class applicable to the increase. However, if we calculate the death benefit as the Accumulated Value times the specified amount factor, we will use the rate for the underwriting class for the most recent increase that required evidence of insurability for the amount of death benefit in excess of the total Specified Amount.

    ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "GENERAL
    PROVISIONS--Additional Insurance Benefits.")

    MONTHLY POLICY EXPENSE CHARGE. We have primary responsibility for the administration of the Policy and the Variable Account. Administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and Policy changes, and reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Variable Account, we assess a $5 monthly administrative charge against each Policy. We guarantee this charge will not exceed $7 per Policy Month.

    MONTHLY ADMINISTRATIVE CHARGE. We deduct administrative charges from Accumulated Value as part of the monthly deduction during the first 12 Policy Months and during the 12 Policy Months immediately following an increase in Specified Amount. The charge will compensate us for first-year underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's premium class, and establishing policy records. The monthly administrative charge is $0.05 per $1,000 of Specified Amount or increase in Specified Amount. We guarantee this charge will not exceed $0.07 per $1,000 of Specified Amount.

    FIRST-YEAR MONTHLY EXPENSE CHARGE. We will deduct a monthly expense charge of $5 from Accumulated Value during the first twelve Policy Months. We guarantee this charge will not exceed $7 per Policy Month.
--------------------------------------------------------------------------------

TRANSFER CHARGE

    The Company waives fees for the first twelve transfers during a Policy Year. We may impose a transfer charge of $10 for any subsequent transfers during that Policy Year to compensate us for the costs in making the transfer.

        - We will deduct the transfer charge on a pro-rata basis from the Investment Options to which the transfer is made.

        - Once we issue a Policy, we will not increase this charge for the life of the Policy.

        - We will not impose a transfer charge on transfers that occur as a result of Policy Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.

        -   The Company reserves the right to increase the transfer charge.

    Currently, there is no charge for changing the Net Premium allocation instructions.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWAL FEE

    Upon partial withdrawal from a Policy, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn to compensate us for costs incurred in accomplishing the withdrawal. We deduct this fee from Accumulated Value.
--------------------------------------------------------------------------------

SURRENDER CHARGE

    We apply a Surrender Charge during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount. This charge is an amount per $1,000 of Specified Amount which declines to $0 in the seventh year and varies by age, sex, underwriting class and Policy Year. We have listed below the maximum Surrender Charge per $1,000 of Specified Amount for select ages in various underwriting classes in the first Policy Year.

ISSUE AGE  MALE, TOBACCO   FEMALE, TOBACCO   UNISEX, TOBACCO
   30         $10.49           $ 6.84            $ 9.76
   50         $26.80           $15.49            $24.41
   70         $34.49           $34.49            $34.49

    The maximum Surrender Charge for any Policy is $34.49 per $1,000 of Specified Amount. (See "APPENDIX C--Maximum Surrender Charges.") The Surrender Charge is level within each Policy Year.

    Currently, we waive the Surrender Charge after the first Policy Year if the Insured is:

        -   terminally ill,

        -   under 65 years of age and totally disabled, or

        - stays in a qualified nursing care center for 90 consecutive days or more.
--------------------------------------------------------------------------------

VARIABLE ACCOUNT CHARGES

    MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily mortality and expense risk charge from each Subaccount at an effective annual rate of .90% of the average daily net assets of the Subaccounts. We may realize a profit from this charge and may use such profit for any lawful purpose, including payment of our distribution expenses.

    The mortality risk we assume is that Insureds may die sooner than anticipated and therefore, we may pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

    FEDERAL TAXES. Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made. (See "FEDERAL TAX MATTERS.")

    INVESTMENT OPTION EXPENSES. The value of net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The investment advisory fee and other expenses applicable to each Investment Option are listed in the "SUMMARY OF THE POLICY" and described in the prospectus for each Investment Option.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. Because of exemptive and exclusionary provisions, we have not registered interests in the Declared Interest Option under the Securities Act of 1933 and we have not registered the Declared Interest Option as an investment company under the Investment Company Act of 1940. Accordingly, neither the Declared Interest Option nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Declared Interest Option. Disclosures regarding the Declared Interest Option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Please refer to the Policy for complete details regarding the Declared Interest Option.
--------------------------------------------------------------------------------

GENERAL DESCRIPTION

    Our General Account supports the Declared Interest Option. The General Account consists of all assets we own other than those in the Variable Account and other separate accounts. Subject to applicable law, we have sole discretion over the investment of the General Account's assets.

    You may elect to allocate Net Premiums to the Declared Interest Option, the Variable Account, or both. You may also transfer Accumulated Value from the Subaccounts to the Declared Interest Option, or from the Declared Interest Option to the Subaccounts. Allocating or transferring funds to the Declared Interest Option does not entitle you to share in the investment experience of the General Account. Instead, we guarantee that Accumulated Value in the Declared Interest Option will accrue interest at an effective annual rate of at least 4%, independent of the actual investment performance of the General Account.
--------------------------------------------------------------------------------

DECLARED INTEREST OPTION ACCUMULATED VALUE

    Net Premiums allocated to the Declared Interest Option are credited to the Policy. The Company bears the full investment risk for these amounts. We guarantee that interest credited to each Policyowner's Accumulated Value in the Declared Interest Option will not be less than an effective annual rate of 4%. The Company may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the Policy's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4% per year will be determined in the sole discretion of the Company and may be changed at any time by the Company, in its sole discretion. The Policyowner assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4% per year. The interest credited to the Policy's Accumulated Value in the Declared Interest Option that equals Policy Debt may be greater than 4%, but will in no event be greater than the current effective loan interest rate minus no more than 3%. For Policies that have been in force ten years, we may allow a loan spread of 0% on the gain. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.

    The Company guarantees that, at any time prior to the Maturity Date, the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all Policy charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial withdrawals or transfers to the Variable Account.

--------------------------------------------------------------------------------

TRANSFERS, PARTIAL WITHDRAWALS, SURRENDERS AND POLICY LOANS

    You may transfer amounts between the Subaccounts and the Declared Interest Option. However, only one transfer between the Variable Account and the Declared Interest Option is permitted in each Policy Year. We may impose a transfer charge in connection with such transfer (see "CHARGES AND DEDUCTIONS--Transfer Charge"). No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer would be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, you may transfer the full Net Accumulated Value in the Declared Interest Option. A Policyowner may also make surrenders and obtain Policy Loans from the Declared Interest Option at any time prior to the Policy's Maturity Date.

    We may delay transfers, payment of partial withdrawals and surrenders from, and payments of Policy Loans allocated to, the Declared Interest Option for up to six months.

--------------------------------------------------------------------------------

GENERAL PROVISIONS
--------------------------------------------------------------------------------

THE CONTRACT

    We issue the Policy in consideration of the statements in the application and the payment of the initial premium. The Policy, the application, and any supplemental applications and endorsements make up the entire contract. In the absence of fraud, we will treat the statements made in an application or supplemental application as representations and not as warranties. We will not use any statement to void the Policy or in defense of a claim unless the statement is contained in the application or any supplemental application.
--------------------------------------------------------------------------------

INCONTESTABILITY

    The Policy is incontestable after it has been in force during the lifetime of the Insured for two years from the Policy Date or date of reinstatement. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetime of the Insured for two years from the effective date of the increase. Depending upon individual state replacement requirements, if we replace your Policy with another life insurance policy issued by us or one of our affiliates, we will credit the amount of time you held your Policy when calculating incontestability provisions under the new policy.
--------------------------------------------------------------------------------

CHANGE OF PROVISIONS

    We reserve the right to change the Policy, in the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law.

    Except as provided in the foregoing paragraph, no one can change any part of the Policy except the Policyowner and an officer of the Company. Both must agree to any change and such change must be in writing. No agent may change the Policy or waive any of its provisions.

--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If the Insured's age or sex was misstated in the application, we will adjust each benefit and any amount to be paid under the Policy to reflect the correct age and sex.
--------------------------------------------------------------------------------

SUICIDE EXCLUSION

    If the Policy is in force and the Insured commits suicide, while sane or insane, within two years from the Policy Date (within one year in certain states), we will limit life insurance proceeds payable under the Policy to all premiums paid, reduced by any outstanding Policy Debt and any partial withdrawals, and increased by any unearned loan interest. If the Policy is in force and the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount (within one year in certain states), we will not pay any increase in the death benefit resulting from the requested increase in Specified Amount. Instead, we will refund to the Policyowner an amount equal to the total cost of insurance applied to the increase. Depending upon individual state replacement requirements, if we replace your Policy with another life insurance policy issued by us or one of our affiliates, we will credit the amount of time you held your Policy when calculating benefits under the suicide provisions of the new policy.
--------------------------------------------------------------------------------

ANNUAL REPORT

    At least once each year, we will send an annual report to each Policyowner. The report will show

        -   the current death benefit,

        - the Accumulated Value in each Subaccount and in the Declared Interest Option,

        -   outstanding Policy Debt, and

        - premiums paid, partial withdrawals made and charges assessed since the last report.

    The report will also include any other information required by state law or regulation. Further, the Company will send the Policyowner the reports required by the Investment Company Act of 1940.
--------------------------------------------------------------------------------

NONPARTICIPATION

    The Policy does not participate in the Company's profits or surplus earnings. No dividends are payable.
--------------------------------------------------------------------------------

OWNERSHIP OF ASSETS

    The Company shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.
--------------------------------------------------------------------------------

WRITTEN NOTICE

    You should send any written notice to the Company at our Home Office. The notice should include the Policy number and the Insured's full name. Any notice we send to a Policyowner will be sent to the address shown in the application unless you filed an appropriate address change form with the Company.
--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS

    The Company will usually mail the proceeds of complete surrenders, partial withdrawals and Policy Loans within seven days after we receive the Policyowner's signed request at the Home Office. The Company will usually mail death proceeds within seven days after receipt of Due Proof of Death and maturity benefits within seven days of the Maturity Date. However, we may postpone payment of any amount upon complete surrender or partial withdrawal, payment of any Policy Loan, and payment of death proceeds or benefits at maturity whenever:

        - the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

        - the Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

        - an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

    We also may postpone transfers under these circumstances.

    Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

    If mandated under applicable law, the Company may be required to block a Policyowner's account and thereby refuse to pay any request for transfer, partial withdrawal, complete surrender, loan or death proceeds until instructions are received from the appropriate regulator.
--------------------------------------------------------------------------------

CONTINUANCE OF INSURANCE

    The insurance under a Policy will continue until the earlier of:

        - the end of the Grace Period following the Monthly Deduction Day on which the Net Accumulated Value during the first three Policy Years, or Net Surrender Value after three Policy Years, is less than the monthly deduction for the following Policy Month;

        - the date the Policyowner surrenders the Policy for its entire Net Accumulated Value;

        -  the death of the Insured; or

        -  the Maturity Date.

    Any rider to a Policy will terminate on the date specified in the rider.
--------------------------------------------------------------------------------

OWNERSHIP

    The Policy belongs to the Policyowner. The original Policyowner is the person named as owner in the application. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy. During the Insured's lifetime, all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy.

    Special ownership rules may apply if the Insured is under legal age (as defined by state law in the state in which the Policy is delivered) on the Policy Date.

    The Policyowner may assign the Policy as collateral security. The Company assumes no responsibility for the validity or effect of any collateral assignment of the Policy. No assignment will bind us unless in writing and until we receive notice of the assignment at the Home Office. The assignment is subject to any payment or action we may have taken before we received notice of the assignment at the Home Office. Assigning the Policy may have federal income tax consequences.

--------------------------------------------------------------------------------

THE BENEFICIARY

    The Policyowner designates the primary Beneficiaries and contingent Beneficiaries in the application. If changed, the primary Beneficiary or contingent Beneficiary is as shown in the latest change filed with the Company. One or more primary or contingent Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.

    Unless a payment option is chosen, we will pay the proceeds payable at the Insured's death in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the Insured, we will pay the proceeds to the contingent Beneficiary. If no Beneficiary survives the Insured, we will pay the proceeds to the Policyowner or the Policyowner's estate.
--------------------------------------------------------------------------------

CHANGING THE POLICYOWNER OR BENEFICIARY

    During the Insured's life, the Policyowner and the Beneficiary may be changed. To make a change, you must send a written request to us at our Home Office. The request and the change must be in a form satisfactory to the Company and we must actually receive and record the request. The change will take effect as of the date you sign the request and will be subject to any payment made before we recorded the change. We may require return of the Policy for endorsement.
--------------------------------------------------------------------------------

ADDITIONAL INSURANCE BENEFITS

    Subject to certain requirements, you may add one or more of the following additional insurance benefits to a Policy by rider:

        - Universal Cost of Living Increase. This rider automatically increases the Specified Amount under the Policy on every third Policy Anniversary without requiring evidence of insurability. The amount of each increase will equal the lesser of: (1) the initial Specified Amount plus any prior increases under the rider adjusted for changes in the Consumer Price Index; (2) 20% of the initial Specified Amount; or (3) $25,000. If you elect this rider, we will increase the monthly deduction. The amount of the increase in the monthly deduction will be based on the applicable cost of insurance rate at the time of increase in Specified Amount multiplied by the amount of the increase.

        - Universal Waiver of Charges. This rider provides that, in the event of the Insured's total disability (as defined in the rider) before the Policy Anniversary on which the Insured is age 65 and continuing for at least 90 days, the Company will waive the monthly deduction until the end of the disability or age 65, whichever comes first. The rider terminates on the earliest of: (1) the Policy Anniversary on which the Insured is age 65; (2) surrender, lapse or other termination of the Policy; and (3) the continuation of the Policy in force under a cash value option. If you elect this rider, we will add a monthly cost of insurance charge based on a separate schedule of rates.

        - Universal Adult Term Life Insurance. This rider provides term insurance coverage on your life or the life of an additional adult Insured. If you elect this rider, we will increase the monthly deduction. The amount of the increase will be based on the cost of insurance rate for the Insured multiplied by the amount of term insurance coverage under the rider, plus a monthly charge for the first year of coverage and for the first year following any increase in coverage based on a specified dollar rate per $1,000 of term insurance coverage or increase in coverage, as applicable.

        - Universal Children's Term Life Insurance. This rider provides term insurance coverage on each of the Insured's eligible children, until the earliest of: (1) cancellation or conversion of the Policy or rider; (2) lapse of the Policy; (3) the insured child reaches age 23 or is otherwise no longer eligible for coverage; or (4) expiration, maturity or termination of the

           Policy. Before expiration of the term insurance on the life of a child and subject to certain conditions, the insured child may elect that the coverage be converted without evidence of insurability to certain other plans of insurance the Company offers. If you elect this rider, we will add a monthly charge.

        - Death Benefit Guarantee. This rider guarantees that the Policy will not enter the Grace Period should the Net Cash Value be insufficient to cover the monthly deduction on the Monthly Deduction Day if you maintain a certain minimum premium level. There is no charge for this rider.

        - Universal Guaranteed Insurance Option. This rider allows the coverage on the Insured under the Policy to be increased up to seven times without new evidence of insurability. If this rider is added, the monthly deduction will be increased based on a specified dollar rate per every $1,000 of guaranteed insurance benefit. A schedule of rates based on the Attained Age of the Insured accompanies this rider.

    We will deduct the cost of any additional insurance benefits as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") You may obtain detailed information concerning available riders, and their suitability for inclusion to your Policy, from the registered representative selling the Policy.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

    The Policies will be sold by individuals who in addition to being licensed as life insurance agents for the Company, are also registered representatives of the principal underwriter of the Policies, EquiTrust Marketing Services, LLC ("EquiTrust Marketing"). EquiTrust Marketing, a corporation organized on May 7, 1970, under the laws of the State of Delaware, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). EquiTrust Marketing, an affiliate of the Company, currently receives annual compensation of $100 per registered representative for acting as principal underwriter. EquiTrust Marketing's principal business address is the same as that of the Company.

    Writing agents will receive commissions based on a commission schedule and rules. The Company may pay agents first-year commissions at a rate not exceeding 50% of Threshold Premiums and 4% of excess premiums paid in the first Policy Year. Agents will be paid renewal commissions at a rate equal to 5% of Threshold Premiums and 4% of excess premiums paid after the first Policy Year. Additional commissions at a rate not exceeding 50% of the increase in Threshold Premiums may be paid during the first year following an increase in Specified Amount.

    These commissions (and other distribution expenses, such as production incentive bonuses, agent's insurance and pensions benefits, agency management compensation and bonuses and expense allowances) are paid by the Company. They do not result in any additional charges against the Policy that are not described above under "CHARGES AND DEDUCTIONS."

    Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Web site address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

INTRODUCTION

    The following summary provides a general description of the Federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.
--------------------------------------------------------------------------------

TAX STATUS OF THE POLICY

    In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should satisfy the applicable requirements. There is less guidance, however, with respect to a Policy issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). It is not clear whether such a Policy will in all cases satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Policy. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

    In certain circumstances, owners of variable life insurance policies have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the Policyowners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policy, such as the flexibility to allocate premium payments and Accumulated Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give the Policyowner investment control over Variable Account assets, we reserve the right to modify the Policy as necessary to prevent the Policyowner from being treated as the owner of the Variable Account assets supporting the Policy.

    In addition, the Code requires that the investments of the Subaccounts be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Subaccounts, through the funds, will satisfy these diversification requirements.

    The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.
--------------------------------------------------------------------------------

TAX TREATMENT OF POLICY BENEFITS

    IN GENERAL. The Company believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary. A tax adviser should be consulted on these consequences.

    Generally, a Policyowner will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a Modified Endowment Contract ("MEC").

    MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as Modified Endowment Contracts, with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policy as to premium payments and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. The rules are too complex to be summarized here, but generally depend on the amount of premium payments made during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a MEC. You should consult with a competent tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

        (1) All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policyowner's investment in the Policy only after all gain has been distributed.

        (2) Loans taken from or secured by a Policy classified as a MEC are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policyowner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's beneficiary or designated beneficiary.

        (4) If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a MEC, including surrenders and partial withdrawals, are generally treated first as a recovery of the Policyowner's investment in the Policy, and only after the recovery of all investment in the Policy, as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

    Loans from or secured by a Policy that is not a MEC will generally not be treated as taxable distributions. However, the tax treatment of a loan taken out of a Policy where there is no spread (difference between the interest rate charged to you and the interest rate credited to amounts securing the loan) or a minimal spread is unclear. You should consult your tax adviser about any such loan.

    Finally, neither distributions from, nor loans from or secured by, a Policy that is not a MEC are subject to the 10 percent additional income tax.

    INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

    POLICY LOANS. In general, interest on a Policy Loan will not be deductible. If a loan from a Policy is outstanding when the Policy is cancelled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the Policy and will be taxed accordingly Before taking out a Policy Loan, you should consult your tax adviser as to the tax consequences.

    MULTIPLE POLICIES. All MECs that are issued by the Company (or its affiliates) to the same Policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Policyowner's income when a taxable distribution occurs.

    ACCELERATED DEATH BENEFITS. The Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the beneficiary, except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.

    CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.

    EXCHANGES. The Company believes that an exchange of a fixed-benefit policy issued by the Company for a Policy as provided under "THE POLICY--Exchange Privilege" generally should be treated as a non-taxable exchange of life insurance policies within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit policy. Moreover, to the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to an amount of such loan (including any due and unpaid interest on such loan). An exchanging Policyowner should consult a tax adviser as to whether an exchange of a fixed-benefit policy for the Policy will have adverse tax consequences.

    OTHER POLICYOWNER TAX MATTERS. Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

    OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

    WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.
--------------------------------------------------------------------------------

POSSIBLE TAX LAW CHANGES

    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.
--------------------------------------------------------------------------------

TAXATION OF THE COMPANY

    At the present time, the Company makes no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the Variable Account or to the policies. The Company reserves the right to charge the Subaccounts of the Variable Account for any future taxes or economic burden the Company may incur.

--------------------------------------------------------------------------------

EMPLOYMENT-RELATED BENEFIT PLANS

    The Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

    The Company holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the General Account. We maintain records of all purchases and redemptions of shares by each Investment Option for each corresponding Subaccount. Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by Chubb Insurance Group in the amount of $5,000,000 covering all the officers and employees of the Company.
--------------------------------------------------------------------------------

VOTING RIGHTS

    To the extent required by law, the Company will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, we determine that it is permitted to vote the Fund shares in its own right, we may elect to do so.

    The number of votes which a Policyowner has the right to instruct are calculated separately for each Subaccount and are determined by dividing the Policy's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which you have the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

    The Company will vote Fund shares attributable to Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast on a matter.

    Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.

    DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.
--------------------------------------------------------------------------------

STATE REGULATION OF THE COMPANY

    The Company, a stock life insurance company organized under the laws of Iowa, is subject to regulation by the Iowa Insurance Department. An annual statement is filed with the Iowa Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Iowa Insurance Department examines the liabilities and reserves of the Company and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.

    In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.
--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS OF FARM BUREAU LIFE INSURANCE COMPANY

    The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West Des Moines, Iowa 50266. The principal occupation shown reflects the principal employment of each individual during the past five years.

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Eric K. Aasmundstad             Farmer; President and Director, North Dakota Farm Bureau Federation;
Director                          Director, FBL Financial Group, Inc. and other affiliates of the foregoing, NODAK Mutual Insurance Company and FB Bancorp.
Al Christopherson               Farmer; President, Minnesota Farm Bureau Federation; Director,
Director                          American Farm Bureau Federation and FBL Financial Group, Inc. and
                                  other affiliates of the foregoing.
Kenny J. Evans                  Farmer; President and Director, Arizona Farm Bureau Federation,
Director                          Western Agricultural Insurance Company and Western Ag Insurance
                                  Agency, Inc.; Director, FBL Financial Group, Inc. and other affiliates of the foregoing.
Alan L. Foutz                   Farmer; President, Colorado Farm Bureau Federation and Colorado Farm
Director                          Bureau Mutual Insurance Company; Director, FBL Financial
                                  Group, Inc. and other affiliates of the foregoing, American Farm
                                  Bureau Insurance Services and Farm Bureau Bank.

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Karen J. Henry                  Farmer; President and Director, Wyoming Farm Bureau Federation and
Director                          Mountain West Farm Bureau Mutual Insurance Company; Second Vice
                                  Chair and Director, FBL Financial Group, Inc.; Director, Western
                                  Agricultural Insurance Company and other affiliates of the foregoing.
Craig D. Hill                   Farmer; President, CAPA Hill, Inc.; Vice President and Director,
Director                          Farm Bureau Mutual Insurance Company and other affiliates of the foregoing; Vice President, Universal Assurors Life Insurance
                                  Company.
Leland J. Hogan                 Farmer; President, Utah Farm Bureau Federation, Hogan Brothers, Inc.
Director                          and L&B Development; Director, Farm Bureau Bank and FBL Financial
                                  Group, Inc. and other affiliates of the foregoing; Managing
                                  Member, South Rim, LC.
Daniel L. Johnson               Farmer; Director, Farm Bureau Mutual Insurance Company and other
Director                          affiliates of the foregoing.
Richard G. Kjerstad             Farmer; President and Director, South Dakota Farm Bureau Federation
Director                          and other affiliates of the foregoing; Director, FBL Financial
                                  Group, Inc. and other affiliates of the foregoing.
G. Steven Kouplen               Farmer; President, Oklahoma Farm Bureau Federation; Director,
Director                          American Farm Bureau Federation, Oklahoma Rural Electric Coop and
                                  FBL Financial Group, Inc. and other affiliates of the foregoing.
Lindsey D. Larsen               Farmer; Director, Farm Bureau Mutual Insurance Company and other
Director                          affiliates of the foregoing.
David R. Machacek               Farmer; Director, Farm Bureau Mutual Insurance Company and other
Director                          affiliates of the foregoing.
David L. McClure                Farmer; President, Montana Farm Bureau Federation; Vice President
Director                          and Director, Mountain West Farm Bureau Mutual Insurance Company;
                                  Director, FBL Financial Group, Inc. and other affiliates of the foregoing.
Bryce P. Neidig                 Farmer; President, Nebraska Farm Bureau Federation and other
Director                          affiliates of the foregoing; Director, American Farm Bureau
                                  Federation and other affiliates of the foregoing, Western
                                  Agricultural Insurance Co. and other affiliates of the foregoing,
                                  FBL Financial Group, Inc. and other affiliates of the foregoing and Blue Cross/Blue Shield of Nebraska.
Charles E. Norris               Farmer; Director, Farm Bureau Mutual Insurance Company and other
Director                          affiliates of the foregoing.
Frank S. Priestley              Farmer; President and Director, Idaho Farm Bureau Federation and
Director                          other affiliates of the foregoing; Director, FBL Financial
                                  Group, Inc. and other affiliates of the foregoing and Farm Bureau
                                  Bank.
John J. VanSweden               Farmer and Rancher; President and Director, New Mexico Farm and
Director                          Livestock Bureau, Western Farm Bureau Mutual Insurance Company and
                                  Western Farm Insurance Agency; Vice President and Director,
                                  Western Agricultural Insurance Company and Western Ag Insurance
                                  Agency, Inc.; Director, FBL Financial Group, Inc. and other affiliates of the foregoing.

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Craig A. Lang                   Dairy Farmer; Chairman and Director, FBL Financial Group, Inc.;
President and Director            President and Director, Iowa Farm Bureau Federation and other affiliates of the foregoing and Farm Bureau Agricultural Business
                                  Corporation; Director, Western Agricultural Insurance Company and
                                  other affiliates of the foregoing.
Howard D. Poulson               Farmer; First Vice Chair and Director, FBL Financial Group, Inc.;
Vice President and Director       President, Wisconsin Farm Bureau Federation and other affiliates of the foregoing; Director, American Farm Bureau Federation,
                                  Universal Assurors Life Insurance Company and Farm Bureau Bank.
William J. Oddy                 Chief Executive Officer and Management Director, FBL Financial
Chief Executive Officer           Group, Inc.
Jerry C. Downin                 Senior Vice President and Secretary-Treasurer, Iowa Farm Bureau
Senior Vice President and         Federation and other affiliates of the foregoing; Senior Vice
Secretary-Treasurer               President, Secretary-Treasurer and Management Director FBL
                                  Financial Group, Inc.
Stephen M. Morain               Senior Vice President, General Counsel and Management Director, FBL
Senior Vice President and         Financial Group, Inc.
General Counsel
JoAnn Rumelhart                 Executive Vice President and General Manager-Life Cos., FBL
Executive Vice President and      Financial Group, Inc.
General Manager
Timothy J. Hoffman              Chief Administrative Officer, FBL Financial Group, Inc.
Chief Administrative Officer
James W. Noyce                  Chief Financial Officer, FBL Financial Group, Inc.
Chief Financial Officer
John M. Paule                   Chief Marketing Officer, FBL Financial Group, Inc.
Chief Marketing Officer
James P. Brannen                Vice President-Finance, FBL Financial Group, Inc.
Vice President-Finance
Thomas E. Burlingame            Vice President-Associate General Counsel, FBL Financial Group, Inc.
Vice President-Associate
General Counsel
Doug Gumm                       Vice President-Information Technology, FBL Financial Group, Inc.
Vice President-Information
Technology
Barbara J. Moore                Vice President-Property/Casualty Operations, FBL Financial
Vice President                    Group, Inc.
Lou Ann Sandburg                Vice President-Investments and Assistant Treasurer, FBL Financial
Vice President-Investments and    Group, Inc.
Assistant Treasurer
Bob Gray                        Vice President-Agency, FBL Financial Group, Inc.
Vice President-Agency
Paul Grinvalds                  Vice President-Life Administration, FBL Financial Group, Inc.
Vice President-Life
Administration

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Dennis M. Marker                Vice President-Investment Administration, FBL Financial Group, Inc.
Vice President-Investment
Administration
James M. Mincks                 Vice President-Human Resources, FBL Financial Group, Inc.
Vice President-Human Resources
James A. Pugh                   Assistant General Counsel, FBL Financial Group, Inc.
Assistant General Counsel
Don Seibel                      Vice President-Accounting, FBL Financial Group, Inc.
Vice President-Accounting
Scott Shuck                     Vice President-Marketing Services, FBL Financial Group, Inc.
Vice President-Marketing
Services
Jim Streck                      Vice President-Life Underwriting/Issue/Alliance Administration, FBL
Vice President-Life               Financial Group, Inc.
Underwriting/ Issue/Alliance
Administration
Lynn E. Wilson                  Vice President-Life Sales, FBL Financial Group, Inc.
Vice President-Life Sales
Christopher G. Daniels          Life Product Development and Pricing Vice President, FBL Financial
Life Product Development and      Group, Inc.
Pricing Vice President,
Illustration Actuary
Charles T. Happel               Securities Vice President, FBL Financial Group, Inc.
Securities Vice President
Ronald J. Palmer                Agency Services Vice President, FBL Financial Group, Inc.
Agency Services Vice President
Robert J. Rummelhart            Investment Vice President, FBL Financial Group, Inc.
Investment Vice President
Jan Sewright                    Insurance Accounting Vice President, FBL Financial Group, Inc.
Insurance Accounting Vice
President
Douglas V. Shelton              Tax Vice President, FBL Financial Group, Inc.
Tax Vice President
Roger PJ Soener                 Investment Vice President, FBL Financial Group, Inc.
Investment Vice President,
Real Estate
Blake D. Weber                  Sales Services Vice President, FBL Financial Group, Inc.
Sales Services Vice President
Cyrus S. Winters                Agency Administration Vice President, FBL Financial Group, Inc.
Agency Administration Vice
President
Jerry Banaka                    Operations Vice President-MRO, Farm Bureau Life Insurance Company.
Operations Vice President-MRO
Kermit J. Larson                Agency Vice President, Farm Bureau Life Insurance Company.
Agency Vice President
Ronnie G. Lee                   Agency Vice President, Farm Bureau Life Insurance Company.
Agency Vice President

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
John F. Mottet                  Agency Vice President, Farm Bureau Life Insurance Company.
Agency Vice President
Larry W. Riley                  Agency Vice President, Farm Bureau Life Insurance Company.
Agency Vice President
Art Sieler                      Agency Vice President, Farm Bureau Life Insurance Company.
Agency Vice President
Michael J. Tousley              Regional Vice President, Farm Bureau Life Insurance Company.
Regional Vice President
Rod Bubke                       Appointed Actuary, Farm Bureau Life Insurance Company.
Appointed Actuary

--------------------------------------------------------------------------------

LEGAL MATTERS

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable life insurance policy described in this Prospectus. All matters of Iowa law pertaining to the Policy, including the validity of the Policy and the Company's right to issue the Policy under Iowa Insurance Law, have been passed upon by Stephen M. Morain, Senior Vice President and General Counsel of the Company.
--------------------------------------------------------------------------------

LEGAL PROCEEDINGS

    The Company, like other insurance companies, is involved in lawsuits. Currently, there are no class action lawsuits naming us as a defendant or involving the Variable Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.
--------------------------------------------------------------------------------

EXPERTS

    The financial statements of the Variable Account at December 31, 2001 and for the periods disclosed in the financial statements, and the financial statements and schedules of the Company at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    Actuarial matters included in this Prospectus have been examined by Christopher G. Daniels, FSA, MSAA, Life Product Development and Pricing Vice President, as stated in the opinion filed as an exhibit to the registration statement.
--------------------------------------------------------------------------------

OTHER INFORMATION

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Variable Account's statements of net assets as of December 31, 2001 and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the balance sheets of the Company at December 31, 2001 and 2000 and the related statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein.

    The Company's financial statements should be considered only as bearing on the Company's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

    [Financial statements to be filed by amendment.]

--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES

    The following tables illustrate how the death benefits, Accumulated Values and Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the Investment Options equivalent to constant gross annual rates of 0%, 4%, 8% and 12%. The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy will be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policyowner. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 4%, 8% and 12% over a period of years but fluctuated above and below those averages for individual Policy Years.

    The amounts shown are as of the end of each Policy Year. The tables assume that the assets in the Investment Options are subject to an annual expense ratio of 0.80% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Investment Options available under the Policy for the last fiscal year and takes into account current expense reimbursement arrangements. The fees and expenses of each Investment Option vary, and in 2001 the total fees and expenses ranged from an annual rate of 0.28% to an annual rate of 1.15% of average daily net assets. For information on Investment Option expenses, see "SUMMARY OF THE POLICY" and the prospectuses for the Investment Options.

    The tables reflect deduction of the premium expense charge, the monthly Policy expense charge, the monthly administrative charge, the first-year monthly expense charge, the daily charge for the Company's assumption of mortality and expense risks, and cost of insurance charges for the hypothetical Insured. The Surrender Values illustrated in the tables also reflect deduction of applicable surrender charges. The current charges and the higher guaranteed maximum charges the Company may assess are reflected in separate tables on each of the following pages.

    Applying the current charges and the average Investment Option fees and expenses of 0.80% of average net assets, the gross annual rates of investment return of 0%, 4%, 8% and 12% would produce net annual rates of return of (1.85)%, 2.15%, 6.15% and 10.15%, respectively, on a guaranteed basis, and (1.70)%, 2.30%, 6.30% and 10.30%, respectively, on a current basis. If any Investment Option's expense reimbursement arrangement was discontinued, the average Investment Option fees and expenses would be higher and the resulting net annual rates of return would be lower.

    The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Account since the Company is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 4%, 8% or 12% by an amount sufficient to cover tax charges in order to produce the death benefits and Accumulated Values illustrated. (See "FEDERAL TAX MATTERS.")

    The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Policy Loans have been made. The tables are also based on the assumptions that the Policyowner has not requested an increase or decrease in Specified Amount, and that no partial surrenders or transfers have been made.

    For comparative purposes, the second column of each table shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

                                      *  *  *

    Upon request, the Company will provide a comparable illustration based upon the proposed Insured's age, sex and underwriting class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

    [Updated illustrations to be filed by amendment.]

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     0% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                    $                  $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  0% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............     $                  $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 0%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 0% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF (1.85)% ON A GUARANTEED BASIS AND (1.70)% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     4% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                    $                  $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  4% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............    $                    $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 4%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 4% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 2.15% ON A GUARANTEED BASIS AND 2.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     8% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                   $                    $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  8% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............    $                    $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 8%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 8% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 6.15% ON A GUARANTEED BASIS AND 6.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                    12% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                   $                   $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                                 ASSUMING
                                      12% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES, AND NON-
                                    GUARANTEED CURRENT EXPENSE CHARGES
                       ------------------------------------------------------------
       END OF           END OF YEAR            END OF YEAR            END OF YEAR
       POLICY           ACCUMULATED             SURRENDER                DEATH
        YEAR               VALUE                  VALUE                 BENEFIT
---------------------  --------------         --------------         --------------
     1...............    $                      $                      $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 12%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 12% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 10.15% ON A GUARANTEED BASIS AND 10.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     0% HYPOTHETICAL GROSS RETURN,
                                             GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                                AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                   $                    $                 $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  0% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............     $                  $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 0%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 0% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF (1.85)% ON A GUARANTEED BASIS AND (1.70)% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     4% HYPOTHETICAL GROSS RETURN,
                                             GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                                AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                   $                    $                 $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  4% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............    $                    $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 4%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 4% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 2.15% ON A GUARANTEED BASIS AND 2.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                             ASSUMING
                                                   8% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                              AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS         ---------------------------------------------------
       END OF         ACCUMULATED       END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%          ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR            VALUE               VALUE              BENEFIT
--------------------- -----------       -----------         -----------         -----------
     1...............   $                 $                   $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  8% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............    $                   $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 8%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 8% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 6.15% ON A GUARANTEED BASIS AND 6.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
            INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF 553
                           NON-TOBACCO PREMIUM CLASS

                                                          ASSUMING
                                               12% HYPOTHETICAL GROSS RETURN,
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                           AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        -----------------------------------------------
       END OF         ACCUMULATED      END OF YEAR       END OF YEAR       END OF YEAR
       POLICY            AT 5%         ACCUMULATED        SURRENDER           DEATH
        YEAR           PER YEAR           VALUE             VALUE            BENEFIT
--------------------- -----------      -----------       -----------       -----------
     1...............   $              $                 $                 $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                 12% HYPOTHETICAL GROSS RETURN,
                       NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       --------------------------------------------------
       END OF          END OF YEAR        END OF YEAR        END OF YEAR
       POLICY          ACCUMULATED         SURRENDER            DEATH
        YEAR              VALUE              VALUE             BENEFIT
---------------------  ------------       ------------       ------------
     1...............   $                  $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 12%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 12% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 10.15% ON A GUARANTEED BASIS AND 10.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     0% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
      1..............   $                    $                  $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

                                            ASSUMING
                                  0% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............     $                  $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 0%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 0% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF (1.85)% ON A GUARANTEED BASIS AND (1.70)% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     4% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
      1..............   $                    $                  $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

                                            ASSUMING
                                  4% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 4%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 4% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 2.15% ON A GUARANTEED BASIS AND 2.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     8% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
      1..............   $                   $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

                                            ASSUMING
                                  8% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 8%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 8% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 6.15% ON A GUARANTEED BASIS AND 6.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                        INCREASING DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                    12% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
      1..............   $                   $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

                                                 ASSUMING
                                      12% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES, AND NON-
                                    GUARANTEED CURRENT EXPENSE CHARGES
                       ------------------------------------------------------------
       END OF           END OF YEAR            END OF YEAR            END OF YEAR
       POLICY           ACCUMULATED             SURRENDER                DEATH
        YEAR               VALUE                  VALUE                 BENEFIT
---------------------  --------------         --------------         --------------
      1..............    $                      $                      $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
     10..............
     15..............
     20..............
     25..............
     30..............
     35..............
     40..............
     45..............
     50..............
     55..............
     60..............
 Age 65..............
 Age 70..............
 Age 95..............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 12%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 12% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 10.15% ON A GUARANTEED BASIS AND 10.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     0% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                    $                  $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  0% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............     $                  $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 0%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 0% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF (1.85)% ON A GUARANTEED BASIS AND (1.70)% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     4% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                   $                    $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  4% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............    $                    $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 4%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 4% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 2.15% ON A GUARANTEED BASIS AND 2.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                               ASSUMING
                                                     8% HYPOTHETICAL GROSS RETURN,
                                           GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                                  GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS           ---------------------------------------------------
       END OF         ACCUMULATED         END OF YEAR         END OF YEAR         END OF YEAR
       POLICY            AT 5%            ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR              VALUE               VALUE              BENEFIT
--------------------- -----------         -----------         -----------         -----------
     1...............   $                   $                    $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                            ASSUMING
                                  8% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
       POLICY          ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
     1...............    $                   $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 8%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 8% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 6.15% ON A GUARANTEED BASIS AND 6.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                           LEVEL DEATH BENEFIT OPTION
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                            ASSUMING
                                                 12% HYPOTHETICAL GROSS RETURN,
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES, AND
                                               GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED       END OF YEAR        END OF YEAR        END OF YEAR
       POLICY            AT 5%          ACCUMULATED         SURRENDER            DEATH
        YEAR           PER YEAR            VALUE              VALUE             BENEFIT
--------------------- -----------      -------------      -------------      -------------
     1...............   $               $                  $                  $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

                                              ASSUMING
                                   12% HYPOTHETICAL GROSS RETURN,
                       NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES, AND
                               NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ------------------------------------------------------
       END OF           END OF YEAR         END OF YEAR         END OF YEAR
       POLICY           ACCUMULATED          SURRENDER             DEATH
        YEAR               VALUE               VALUE              BENEFIT
---------------------  --------------      --------------      --------------
     1...............    $                   $                   $
     2...............
     3...............
     4...............
     5...............
     6...............
     7...............
     8...............
     9...............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
Age 65...............
Age 70...............
Age 95...............

--------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loan or surrenders have been made. Excessive Policy Loans or surrenders may cause this Policy to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE INVESTMENT OPTIONS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE SUBACCOUNTS.

THE ACTUAL INVESTMENT RATES OF RETURN WILL ALSO FLUCTUATE OVER TIME AND LIKELY WILL BE BOTH POSITIVE AND NEGATIVE. THE ACTUAL VALUES UNDER THE POLICY COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE SHOWN EVEN IF ACTUAL RETURNS AVERAGED 12%, BUT FLUCTUATED OVER AND UNDER THAT AVERAGE THROUGHOUT THE YEARS SHOWN. DEPENDING ON THE TIMING AND DEGREE OF FLUCTUATION, THE ACTUAL VALUES COULD BE SUBSTANTIALLY LESS THAN THOSE SHOWN, AND MAY, UNDER CERTAIN CIRCUMSTANCES, RESULT IN THE LAPSE OF THE POLICY UNLESS THE POLICYOWNER PAYS MORE THAN THE STATED PREMIUM.

THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 12% SHOWN ABOVE CORRESPONDS TO A NET ANNUAL RATE OF RETURN OF 10.15% ON A GUARANTEED BASIS AND 10.30% ON A CURRENT BASIS, RESPECTIVELY. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

APPENDIX B
--------------------------------------------------------------------------------

DEATH BENEFIT OPTIONS

        INCREASING DEATH BENEFIT OPTION EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under the Increasing Death Benefits Option, a Policy with a Specified Amount of $50,000 will generally provide a death benefit of $50,000 plus Accumulated Value. Thus, for example, a Policy with an Accumulated Value of $5,000 will have a death benefit of $55,000 ($50,000 + $5,000); an Accumulated Value of $10,000 will provide a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least
    2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $33,333 will increase the death benefit by $2.50. A Policy with a Specified Amount of $50,000 and an Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); an Accumulated Value of $60,000 will provide a death benefit of $150,000 ($60,000 x 2.50).

    Similarly, any time Accumulated Value exceeds $33,333, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $87,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Policy.

    The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the specified amount factor would be
    1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $50,000 unless the Accumulated Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).

        LEVEL DEATH BENEFIT OPTION EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under the Level Death Benefit Option, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the death benefit by $2.50. A Policy with a $50,000 Specified Amount and an Accumulated Value of $30,000 will provide death proceeds of $75,000 ($30,000 x 2.50); an Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); an Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).

    Similarly, so long as Accumulated Value exceeds $20,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $25,000 to $20,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Policy.

    The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $50,000 Specified Amount unless the Accumulated Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).

ATTAINED AGE           SPECIFIED AMOUNT FACTOR
40 or younger                   2.50
41                              2.43
42                              2.36
43                              2.29
44                              2.22
45                              2.15
46                              2.09
47                              2.03
48                              1.97
49                              1.91
50                              1.85
51                              1.78
52                              1.71
53                              1.64
54                              1.57
55                              1.50
56                              1.46
57                              1.42
58                              1.38
59                              1.34
60                              1.30
61                              1.28
62                              1.26
63                              1.24
64                              1.22
65                              1.20
66                              1.19
67                              1.18
68                              1.17
69                              1.16
70                              1.15
71                              1.13
72                              1.11
73                              1.09
74                              1.07
75 to 90                        1.05
91                              1.04
92                              1.03
93                              1.02
94 to 114                       1.01
115                             1.00

--------------------------------------------------------------------------------

APPENDIX C
--------------------------------------------------------------------------------

MAXIMUM SURRENDER CHARGES

    The chart below reflects the maximum surrender charge per $1,000 of Specified Amount for selected issue ages as Policy Years increase.

                        Male, Non-Tobacco
                                                     POLICY YEAR
                        ISSUE AGE  1      2      3      4      5      6      7+
                        ---------  -----  -----  -----  -----  -----  -----  -----
                        10          3.30   2.75   2.20   1.65   1.10   0.55   0.00
                        20          4.48   3.73   2.98   2.24   1.49   0.65   0.00
                        30          6.29   5.24   4.19   3.14   1.97   0.80   0.00
                        40          9.65   8.04   6.43   4.74   2.64   1.08   0.00
                        50         15.44  12.87  10.30   6.86   3.81   1.55   0.00
                        60         33.71  24.44  16.79  10.64   5.87   2.36   0.00
                        70         34.49  24.52  16.50  10.23   5.51   2.16   0.00
                        80         34.49  23.18  14.70   8.56   4.32   1.58   0.00

                        Male, Tobacco
                                                     POLICY YEAR
                        ISSUE AGE  1      2      3      4      5      6      7+
                        ---------  -----  -----  -----  -----  -----  -----  -----
                        10           N/A    N/A    N/A    N/A    N/A    N/A    N/A
                        20          7.20   6.00   4.80   3.27   1.82   0.74   0.00
                        30         10.49   8.74   6.54   4.19   2.33   0.95   0.00
                        40         16.64  13.17   9.12   5.83   3.24   1.32   0.00
                        50         26.80  19.59  13.50   8.59   4.75   1.92   0.00
                        60         34.49  24.80  16.90  10.62   5.80   2.31   0.00
                        70         34.49  24.14  15.99   9.75   5.17   1.99   0.00
                        80         34.49  22.65  14.05   8.00   3.96   1.42   0.00

                        Female, Non-Tobacco
                                                     POLICY YEAR
                        ISSUE AGE  1      2      3      4      5      6      7+
                        ---------  -----  -----  -----  -----  -----  -----  -----
                        10          3.18   2.65   2.12   1.59   1.06   0.52   0.00
                        20          3.40   2.83   2.26   1.70   1.13   0.57   0.00
                        30          4.82   4.02   3.22   2.41   1.61   0.74   0.00
                        40          7.19   5.99   4.79   3.59   2.37   0.96   0.00
                        50         10.78   8.98   7.18   5.39   3.29   1.33   0.00
                        60         26.16  20.13  13.89   8.84   4.90   1.98   0.00
                        70         34.49  24.81  16.90  10.61   5.80   2.31   0.00
                        80         34.49  23.76  15.45   9.23   4.78   1.80   0.00

                        Female, Tobacco
                                                     POLICY YEAR
                        ISSUE AGE  1      2      3      4      5      6      7+
                        ---------  -----  -----  -----  -----  -----  -----  -----
                        10           N/A    N/A    N/A    N/A    N/A    N/A    N/A
                        20          4.66   3.88   3.10   2.33   1.55   0.65   0.00
                        30          6.84   5.70   4.56   3.42   1.99   0.81   0.00
                        40         10.40   8.67   6.94   4.77   2.66   1.08   0.00
                        50         15.49  12.91  10.33   6.66   3.70   1.50   0.00
                        60         31.03  22.52  15.49   9.83   5.43   2.19   0.00
                        70         34.49  24.68  16.72  10.45   5.67   2.24   0.00
                        80         34.49  23.55  15.19   9.00   4.62   1.72   0.00

                        Unisex, Non-Tobacco
                                                     POLICY YEAR
                        ISSUE AGE  1      2      3      4      5      6      7+
                        ---------  -----  -----  -----  -----  -----  -----  -----
                        10          3.30   2.75   2.20   1.65   1.10   0.54   0.00
                        20          4.26   3.55   2.84   2.13   1.42   0.64   0.00
                        30          5.99   4.99   3.99   2.99   1.94   0.79   0.00
                        40          9.14   7.62   6.10   4.57   2.59   1.05   0.00
                        50         14.50  12.08   9.66   6.66   3.70   1.50   0.00
                        60         32.38  23.49  16.15  10.25   5.66   2.28   0.00
                        70         34.49  24.59  16.59  10.32   5.58   2.20   0.00
                        80         34.49  23.34  14.90   8.75   4.45   1.64   0.00

                        Unisex, Tobacco
                                                     POLICY YEAR
                        ISSUE AGE  1      2      3      4      5      6      7+
                        ---------  -----  -----  -----  -----  -----  -----  -----
                        10           N/A    N/A    N/A    N/A    N/A    N/A    N/A
                        20          6.68   5.57   4.46   3.18   1.78   0.72   0.00
                        30          9.76   8.13   6.34   4.06   2.26   0.92   0.00
                        40         15.36  12.66   8.77   5.60   3.12   1.27   0.00
                        50         24.41  18.59  12.82   8.16   4.52   1.83   0.00
                        60         34.49  24.85  16.97  10.69   5.86   2.34   0.00
                        70         34.49  24.28  16.18   9.94   5.30   2.06   0.00
                        80         34.49  22.98  14.46   8.36   4.20   1.53   0.00

                                    PART II
                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATIONS PURSUANT TO SECTION 26(f)(2)A

The Company represents that the aggregate charges under the Policies are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.

The Prospectus consisting of 74 pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484.

Representation pursuant to Section 26(f)(2)(A).

The signatures.

Written consents of the following persons:

       Stephen M. Morain, Esquire(6)
       Sutherland Asbill & Brennan LLP(6)
       Ernst & Young LLP, Independent Auditors(6)
       Christopher G. Daniels, FSA, MSAA, Life Product Development and Pricing Vice President(6)

The following exhibits:

1.A.  1.              Certified Resolution of the Board of Directors of the Company
                      establishing the Variable Account.(1)
      2.              None.
      3.              (a)  Underwriting Agreement.(3)
                      (b)  Career Agent's Contract.(3)
                      (c)  Commission Schedules. (See Exhibit 3(b) above.)(3)
                      Paying Agent Agreement(3)
      4.              None.
      5.              (a)  Policy Form.(5)
                      (b)  Application Form.(5)
                      (c)  Suitability Supplement.(5)
                      (d)  Cost of Living Increase Rider.(5)
                      (e)  Waiver of Charges Rider.(5)
                      (f)  Adult Term Life Insurance Rider.(5)
                      (g)  Children's Term Life Insurance Rider.(5)
                      (h)  Death Benefit Guarantee Rider(5)
                      (i)  Guaranteed Insurability Option Rider.(5)
      6.              (a)  Certificate of Incorporation of the Company.(1)
                      (b)  By-Laws of the Company.(1)
      7.              None.
      8.              None.
      9.              (a)  Participation Agreement relating to Equitrust Variable
                             Insurance Series Fund.(1)
                      (b)  Participation Agreement relating to Fidelity Variable
                             Insurance Products Fund.(2)
                      (b)(1) Amended Schedule to Participation Agreement.(4)
                      (c)  Participation Agreement relating to Fidelity Variable
                             Insurance Products Fund II.(2)
                      (c)(1) Amended Schedule to Participation Agreement.(4)
                      (d)  Participation Agreement relating to Fidelity Variable
                             Insurance Products Fund III.(2)
                      (d)(1) Amended Schedule to Participation Agreement.(4)
                      (d)(2) Service Contract.(4)
                      (e)  Participation Agreement relating to T. Rowe Price Equity
                             Series, Inc. Fund and T. Rowe Price International Series,
                             Inc.(2)
                      (e)(1) Amended Schedule to Participation Agreement.(4)
                      (f)  Form of Participation Agreement relating to American Century
                             Funds.(4)
                      (g)  Participation Agreement relating to Dreyfus Funds.(4)
                      (g)(1) Form of Amended Schedule to Participation Agreement.(4)

                      (h)  Participation Agreement relating to Franklin Templeton
                             Funds.(4)
                      (i)  Participation Agreement relating to JP Morgan Series Trust
                             II.(4)
                      (j)  Participation Agreement relating to Summit Pinnacle
                             Series.(4)
      10.             Form of Application (see Exhibit 1.A.(5)(b) above.)
2.    Opinion and Consent of Stephen M. Morain, Esquire.(6)
3.    Financial Statement Schedules.(6)
4.    None.
5.    Not applicable.
6.    Opinion and Consent of Christopher G. Daniels, FSA, MAAA, Life Product
      Development and Pricing Vice President.(6)
    7.   (a)  Consent of Ernst & Young LLP(6)
         (b)  Consent of Sutherland Asbill & Brennan LLP(6)
8.            Memorandum describing the Company's conversion procedure (included in
              Exhibit 9 hereto).
9.            Memorandum describing the Company's issuance, transfer and redemption procedures for the Policy.(6)
10.           Powers of Attorney.(3)

(1) Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 (File No. 33-12789) filed with the Securities and Exchange Commission on May 1, 1998.

(2) Incorporated herein by reference to the Initial Filing to the Registration Statement on Form S-6 (File No. 333-31444) filed with the Securities and Exchange Commission on March 1, 2000.

(3) Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement of Form S-6 (File No. 33-12789) filed with the Securities and Exchange Commission on April 26, 2001.

(4) Incorporated herein by reference to Post-Effective Amendment No. 18 to the Registration Statement of Form S-6 (File No. 33-12789) filed with the Securities and Exchange Commission on September 27, 2001.

(5) Filed herein.

(6) To be filed by amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Farm Bureau Life Variable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 6th day of May, 2002.

                                FARM BUREAU LIFE INSURANCE COMPANY
                                FARM BUREAU LIFE VARIABLE ACCOUNT

                                By:              /s/ CRAIG A. LANG
                                     -----------------------------------------
                                                   Craig A. Lang
                                                     PRESIDENT
                                         Farm Bureau Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates set forth below.

          SIGNATURE                       TITLE                    DATE
          ---------                       -----                    ----

      /s/ CRAIG A. LANG         President and Director
------------------------------    [Principal Executive          May 6, 2002
        Craig A. Lang             Officer]

                                Senior Vice President and
     /s/ JERRY C. DOWNIN          Secretary-Treasurer
------------------------------    [Principal Financial          May 6, 2002
       Jerry C. Downin            Officer]

      /s/ JAMES W. NOYCE        Chief Financial Officer
------------------------------    [Principal Accounting         May 6, 2002
        James W. Noyce            Officer]

              *
------------------------------  Director                        May 6, 2002
     Eric K. Aasmundstad

              *
------------------------------  Director                        May 6, 2002
      Al Christopherson

              *
------------------------------  Director                        May 6, 2002
        Kenny J. Evans

              *
------------------------------  Director                        May 6, 2002
        Alan L. Foutz

              *
------------------------------  Director                        May 6, 2002
        Karen J. Henry

              *
------------------------------  Director                        May 6, 2002
        Craig D. Hill

              *
------------------------------  Director                        May 6, 2002
       Leland J. Hogan

          SIGNATURE                       TITLE                    DATE
          ---------                       -----                    ----

              *
------------------------------  Director                        May 6, 2002
      Daniel L. Johnson

              *
------------------------------  Director                        May 6, 2002
     Richard G. Kjerstad

              *
------------------------------  Director                        May 6, 2002
      G. Steven Kouplen

              *
------------------------------  Director                        May 6, 2002
      Lindsey D. Larsen

              *
------------------------------  Director                        May 6, 2002
      David R. Machacek

              *
------------------------------  Director                        May 6, 2002
       David L. McClure

              *
------------------------------  Director                        May 6, 2002
       Bryce P. Neidig

              *
------------------------------  Director                        May 6, 2002
      Charles E. Norris

              *
------------------------------  Director                        May 6, 2002
      Howard D. Poulson

              *
------------------------------  Director                        May 6, 2002
      Frank S. Priestley

              *
------------------------------  Director                        May 6, 2002
      John J. VanSweden

*By     /s/ STEPHEN M. MORAIN
      -------------------------
          Stephen M. Morain
          ATTORNEY-IN-FACT,
        PURSUANT TO POWER OF
              ATTORNEY.